Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

THE SELLERS IDENTIFIED HEREIN,

INVENSYS plc

AND

IMS METERS HOLDINGS, INC.

Dated as of October 21, 2003

TABLE OF CONTENTS

ARTICLE I	SALE AND PURCHASE OF SHARES

1.1	Sale and Purchase of Shares

1.2	Sale of German Companies

1.3	Purchaser Designees

ARTICLE II	PURCHASE PRICE AND PAYMENT

2.1	Initial Purchase Price

2.2	Final Purchase Price and Adjustment Amount

2.3	Preparation of the Adjustment Statement

2.4	Payment of Initial Purchase Price, Adjustment Amount and Final Net Intercompany Amount

2.5	Allocation of Final Purchase Price

ARTICLE III	CLOSING AND TERMINATION

3.1	Closing Date

3.2	Termination of Agreement

3.3	Procedure Upon Termination

3.4	Effect of Termination

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF SELLERS

4.1	Organization and Good Standing

4.2	Authorization of Agreement

4.3	Capitalization

4.4	Subsidiaries and Minority Holdings

4.5	Corporate Records

4.6	Conflicts; Consents of Third Parties

4.7	Ownership and Transfer of Shares

4.8	Financial Statements

4.9	No Undisclosed Liabilities; No Bankruptcy

4.10	Absence of Certain Developments

4.11	Certain Tax Matters

4.12	Real Property

4.13	Tangible Personal Property

4.14	Technology and Intellectual Property

i

4.15	Material Contracts

4.16	Customers

4.17	Suppliers

4.18	Distributors

4.19	Employee Benefits

4.20	Labor

4.21	Litigation

4.22	Compliance with Laws; Permits

4.23	Environmental Matters

4.24	Financial Advisors

4.25	Product Liability and Warranty

4.26	Affiliate Transactions

4.27	Insurance

4.28	Sufficiency of Assets

4.29	Bank Accounts

4.30	Backlog

4.31	No Other Representations or Warranties

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF INVENSYS

5.1	Organization and Good Standing

5.2	Authorization of Agreement

5.3	Consents of Third Parties

5.4	No Other Representations or Warranties

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF PURCHASER

6.1	Organization and Good Standing

6.2	Authorization of Agreement

6.3	Conflicts; Consents of Third Parties

6.4	Litigation

6.5	Investment Intention

6.6	Financial Advisors

6.7	Sufficiency of Funds

6.8	Condition of the Companies and the Subsidiaries

ARTICLE VII	COVENANTS

7.1	Access to Management

7.2	Conduct of Business Pending the Closing

7.3	Employee Matters

7.4	Preservation of Records

7.5	Publicity

7.6	Intercompany Agreements

7.7	Use of Name

7.8	Insurance

7.9	Reasonable Commercial Efforts

7.10	HSR Act Compliance; Foreign Governmental Approvals

7.11	Contacts with Suppliers, Employees and Customers

7.12	Invensys Commitments

7.13	Seller Restructuring Transactions; Capital Expenditures

7.14	Financing

7.15	Third Party Consents

7.16	Cooperation

7.17	Delivery of Monthly Financial Statements

7.18	Termination of Rights; Assignment of Certain Agreements and Rights

7.19	Exclusivity

7.20	Assignment and Recordation

7.21	THAT Corporation License

7.22	Transitional Agreements

7.23	Information Technology

7.24	Cash Subject to Liens

7.25	Intellectual Property

ARTICLE VIII	CONDITIONS TO CLOSING

8.1	Conditions Precedent to Obligations of Purchaser

8.2	Conditions Precedent to Obligations of Sellers

8.3	Conditions to Each Party’s Obligations

8.4	Specified Conditions

8.5	Delayed Closings

8.6	Relevant Delayed Closing Date

8.7	Transfer of Delayed Shares

8.8	Continuing Obligation to Transfer

8.9	Further Assurances; Conduct of Business Subject to Delayed Closing(s)

8.10	Delayed Closing Outside Date

8.11	Retention of Delayed Shares

ARTICLE IX	DOCUMENTS TO BE DELIVERED

9.1	Documents to Be Delivered by Sellers and Invensys

9.2	Documents to Be Delivered by Purchaser

9.3	Share Transfer Requirements

ARTICLE X	INDEMNIFICATION

10.1	General Indemnification

10.2	Limitations on Indemnification for Breaches of Representations and Warranties

10.3	Indemnification for Environmental Losses

10.4	Survival of Representations and Warranties and Covenants

10.5	General Indemnification Procedures

10.6	Tax Matters

10.7	Intellectual Property Indemnity

10.8	Exclusive Remedies

10.9	Adjustments for Insurance and Tax Benefits

10.10	Treatment of Indemnity Payments

10.11	Duty to Mitigate

ARTICLE XI	MISCELLANEOUS

11.1	Certain Definitions

11.2	Other Terms

11.3	Interpretation; Absence of Presumption

11.4	Expenses

11.5	Further Assurances

11.6	Governing Law

11.7	Submission to Jurisdiction; Consent to Service of Process

11.8	Entire Agreement; Amendments and Waivers

11.9	Incorporation of Exhibits and Schedules

11.10	Table of Contents and Headings

11.11	Notices

11.12	Severability

11.13	Binding Effect; No Third Party Beneficiaries; Assignment

11.14	Counterparts

TABLE OF SCHEDULES AND ANNEXES

Schedules

Schedule	Title

Schedule 2.1	Initial Purchase Price
Schedule 2.3	Accounting Principles
Schedule 2.5	Allocation of Final Purchase Price
Schedule 4.3(a)	Capitalization
Schedule 4.4(a)	Subsidiaries
Schedule 4.4(b)	Minority Holdings
Schedule 4.6(a)	Conflicts
Schedule 4.6(b)	Sellers’ Consents
Schedule 4.8	Financial Statements
Schedule 4.9	No Undisclosed Liabilities
Schedule 4.10	Absence of Certain Developments
Schedule 4.11	Certain Tax Matters
Schedule 4.12	Company Properties
Schedule 4.13	Tangible Personal Property
Schedule 4.14(a)	Patents, Trademarks, Service Marks, Copyrights, etc.
Schedule 4.14(a)(ii)	Proposed Products
Schedule 4.14(b)	Software
Schedule 4.14(c)	Licenses
Schedule 4.14(d)	Additional Disclosures
Schedule 4.15(a)	Intercompany Agreements
Schedule 4.15(b)	Sales Contracts
Schedule 4.15(c)	Joint Venture Agreements
Schedule 4.15(d)	Non-Competition Agreements
Schedule 4.15(e)	Acquisition Agreements
Schedule 4.15(f)	Borrowings in excess of $500,000
Schedule 4.15(g)	Contracts in excess of $500,000
Schedule 4.16	Customers
Schedule 4.17	Suppliers
Schedule 4.18	Distributors
Schedule 4.19	Employee Benefits
Schedule 4.20(a)	Labor/Collective Bargaining Agreements
Schedule 4.20(b)	Representation Actions
Schedule 4.20(c)	Labor — Grievances
Schedule 4.20(e)	Covered Employees
Schedule 4.21	Litigation
Schedule 4.23	Environmental Matters
Schedule 4.24	Financial Advisors
Schedule 4.25	Product Liability and Warranty
Schedule 4.26	Affiliate Transactions

vi

Schedule	Title

Schedule 4.27	Insurance
Schedule 4.28	Sufficiency of Assets
Schedule 4.29	Bank Accounts
Schedule 5.3	Invensys’ Consents
Schedule 6.6	Financial Advisors
Schedule 7.2	Conduct of Business Pending the Closing
Schedule 7.3(a)	Inactive Employees
Schedule 7.3(c)	Employee Agreements — Non-U.S. Employees
Schedule 7.3(g)	Retained Plans
Schedule 7.6	Intercompany Arrangements
Schedule 7.12	Invensys Commitments
Schedule 7.13(a)	Seller Restructuring Transactions
Schedule 7.13(b)(i)	Capital Expenditure Budget
Schedule 7.13(b)(ii)	Cash Restructuring Expenditure Budget
Schedule 7.16	Cooperation
Schedule 8.3(b)(i)	Governmental Consents
Schedule 8.3(b)(ii)	Specified Governmental Consents
Schedule 9.3	Share Transfer Requirements
Schedule 10.1(viii)	Legal Proceedings
Schedule 10.6(a)(i)	Specified Tax Liabilities
Schedule 11.1(a)	Defined Benefit Plan Assumptions
Schedule 11.1(b)	Environmental Reports
Schedule 11.1(c)	Knowledge of Sellers

Annexes

Annex A	Companies and Ownership of Shares
Annex B	Terms of Transitional Services Agreement
Annex C	Form of Non-Competition Agreement
Annex D	Terms of IT Transitional Agreement

vii

EXECUTION COPY

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of October 21, 2003 (this “Agreement”), by and among IMS Meters Holdings, Inc., a Delaware corporation (“Purchaser”), Invensys plc, a public limited company organized and existing under the laws of England and Wales (“Invensys”), Invensys Inc., a corporation organized and existing under the laws of the State of  Delaware (“Invensys Inc.”), Invensys International Holdings Limited, a private limited liability company organized and existing under the laws of England and Wales (“Invensys International”), BTR Industries Limited, a private limited liability company organized and existing under the laws of England and Wales (“BTR Industries”), Foxboro Iberica SA, a public unlisted limited liability company organized and existing under the laws of Spain (“Foxboro”), BTR France SAS, a private limited liability company organized and existing under the laws of France (“BTR France”), Invensys Holdings Limited, a private limited liability company organized and existing under the laws of England and Wales (“Invensys Holdings”), and Invensys SA (Pty) Ltd, a private limited liability company organized and existing under the laws of South Africa (“Invensys SA” and each of Invensys Inc., Invensys International, BTR Industries, Foxboro, BTR France and Invensys Holdings, a “Seller” and, collectively, “Sellers”).  Invensys is a party to this Agreement solely for the limited purposes provided for herein.

W I T N E S S E T H:

WHEREAS, Sellers own all of the issued and outstanding shares (collectively, the “Shares”) of capital stock of the companies set forth on Annex A hereto (each a “Company” and, collectively, the “Companies”); and

WHEREAS, Invensys is the indirect owner of all of the issued and outstanding capital stock of, or ownership interests in, each of the Sellers; and

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, the Shares for the consideration and upon the terms and conditions hereinafter set forth; and

WHEREAS, certain terms used in this Agreement are defined in Section 11.1;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1                                 Sale and Purchase of Shares.  Upon the terms and subject to the conditions contained herein or in the Local Agreements, on the Closing Date or, subject to this Agreement, on the Relevant Delayed Closing Date, as applicable, each Seller shall severally (in respect of the Shares which are set forth next to such Seller’s name on Annex A hereto) sell, assign, transfer, convey and deliver to Purchaser or its Affiliates (as designated pursuant to Section 1.3), and Purchaser or its Affiliates (as designated pursuant to Section 1.3) shall purchase from each Seller, the Shares set forth next to such Seller’s name on Annex A hereto.  The purchase and sale of the Shares pursuant to this Agreement shall be effective as of the close of business on the Closing Date or, if applicable, on the Relevant Delayed Closing Date.

1.2                                 Sale of German Companies.  Promptly after the date hereof, the parties hereto shall negotiate a Local Agreement for the sale by Financiere Pollux SA of all of the equity interests in Invensys Metering Systems Holding AG (“German Holdco”) to a company to be formed by Purchaser.  The Local Agreement shall further provide that Financiere Pollux SA will distribute the proceeds from the sale of German Holdco by means of a reduction of the capital of Financiere Pollux SA and the repayment of debt presently owing from Financiere Pollux SA to BTR France SAS.  Such purchase and sale of the equity interests in German Holdco shall otherwise be on terms and conditions consistent with this Agreement and shall be effective as of the close of business on the Closing Date.

1.3                                 Purchaser Designees.  At any time prior to the Closing Date, Purchaser may designate one or more of its Affiliates not party to this Agreement to participate in the purchase of any portion or all of the Shares, provided, that any such designation would not delay the Closing and does not require the procurement of any additional consents and provided, further, that no such designation shall relieve Purchaser of its obligations under this Agreement, and all such designees shall agree in writing to be bound by this Agreement as if they were parties hereto, and shall be jointly and severally liable with Purchaser for all of Purchaser’s obligations hereunder.

ARTICLE II

PURCHASE PRICE AND PAYMENT

2.1                                 Initial Purchase Price.  Subject to Section 8.5, the purchase price for the Shares payable at Closing pursuant to Section 2.4(a) (the “Initial Purchase Price”) shall be an amount equal to:

(i)                                     Six Hundred Fifty Million Dollars ($650,000,000), reduced by the amount paid by Purchaser to Invensys pursuant to the Non-Competition Agreement;

plus

(ii)                                  Estimated Net Cash;

minus

(iii)                               Estimated Non-Discharged Debt;

plus

(iv)                              the difference between Baseline Working Capital and Estimated Working Capital, expressed as (A) a positive number if Estimated Working Capital is greater than Baseline Working Capital or (B) a negative number if Estimated Working Capital is less than Baseline Working Capital;

minus

(v)                                 if either or both of the Company Properties located at Babelsberg, Germany and Beyne-Heusay, Belgium are sold prior to the Closing Date, the proceeds of each such sale, net of transaction costs.

Attached, as Schedule 2.1, is a good faith, illustrative determination of the Initial Purchase Price.

Sellers will, at least five (5) days prior to the Closing Date, provide to the Purchaser their reasonable, good faith calculation of the Initial Purchase Price with reasonable supporting calculations and support therefor.

2.2                                 Final Purchase Price and Adjustment Amount.  Subsequent to the Closing, the Initial Purchase Price shall be increased (if the Adjustment Amount as determined pursuant to this Section 2.2 is greater than zero) or decreased (if the Adjustment Amount as determined pursuant to this Section 2.2 is less than zero) by an amount (the “Adjustment Amount”) equal to:

(i)                                     the difference between Estimated Net Cash and Final Net Cash, expressed as (A) a positive number if Final Net Cash is greater than Estimated Net Cash or (B) a negative number if Final Net Cash is less than Estimated Net Cash;

plus

(ii)                                  the difference between Estimated Non-Discharged Debt and Final Non-Discharged Debt, expressed as (A) a positive number if Final Non-Discharged Debt is less than Estimated Non-Discharged Debt or (B) a negative number if Final Non-Discharged Debt is greater than Estimated Non-Discharged Debt;

plus

(iii)                               the difference between Estimated Working Capital and Final Working Capital, expressed as (A) a positive number if Final Working Capital is greater than Estimated Working Capital or (B) a negative number if Final Working Capital is less than Estimated Working Capital;

plus

(iv)                              the difference between $31,300,000 and the Defined Benefit Plan Liability, expressed as (A) a positive number if the Defined Benefit Plan Liability is less than $31,300,000 or (B) a negative number if the Defined Benefit Plan Liability is greater than $31,300,000;

plus

(v)                                 the amount of the Final Intercompany Receivables;  and

minus

(vi)                              the amount of the Final Intercompany Payables.

The Initial Purchase Price, as adjusted pursuant to this Section 2.2, is the “Final Purchase Price”.  The Adjustment Amount shall be determined in accordance with Section 2.3 and paid in accordance with Section 2.4(b).

2.3                                 Preparation of the Adjustment Statement.

(a)                                  Purchaser shall prepare and deliver to Sellers, within thirty (30) days after the Closing, the Closing Management Accounts, which shall be prepared in accordance with the Accounting Principles.

(b)                                 Sellers shall prepare and deliver to Purchaser, within thirty (30) days after the delivery to Sellers of the Closing Management Accounts, a post-closing purchase price adjustment statement (the “Adjustment Statement”).  The Adjustment Statement shall set forth (i) any adjustment made by Sellers to the Closing Management Accounts, determined in accordance with the Accounting Principles and (ii) Sellers’ calculation of the Final Net Cash, Final Non-Discharged Debt, Final Working Capital, Final Intercompany Payables and Final Intercompany Receivables, all based on the Closing Management Accounts, as adjusted by Sellers.  The adjustments made to the Closing Management Accounts in preparing the Adjustment Statement shall include, but not be limited to, the retranslation of the Final Net Cash, Final Non-Discharged Debt, Final Intercompany Payables and Final Intercompany Receivables from budget exchange rates to spot rates, as provided in Schedule 2.3.  Any further adjustments made to the Closing Management Accounts for the purposes of the Adjustment Statement shall be applied in a mutually consistent manner to the calculation of Final Net Cash, Final Non-Discharged Debt, Final Working Capital, Final Intercompany Payables and Final Intercompany Receivables.

(c)                                  Each of Sellers and Purchaser shall give the other(s) and its or their respective accountants and other appropriate personnel such assistance and access to the assets and books and records and relevant personnel of the Companies and

Subsidiaries as it or they may reasonably request during normal business hours in order to enable it or them to prepare the Closing Management Accounts and the Adjustment Statement, as applicable.  Purchaser and Sellers shall promptly deliver to the other(s) all such workpapers and other data used in the preparation of, in the case of the Purchaser, the Closing Management Accounts or, in the case of Sellers, the Adjustment Statement, as may reasonably be requested by the other party or parties.

(d)                                 The Adjustment Statement shall be final and binding on the parties unless Purchaser shall, within thirty (30) days following the delivery of the Adjustment Statement, deliver to Sellers written notice of objection (the “Objection Notice”) with respect to the Adjustment Statement.  The Objection Notice shall specify in reasonable detail each disputed item on the Adjustment Statement (each, a “Disputed Item”) and describe in reasonable detail the basis for each Disputed Item, including the data that forms the basis thereof, as well as the amount in dispute.  Notwithstanding the delivery of an Objection Notice, the Adjustment Statement shall be final and binding to the extent any item is not a Disputed Item.  If the Objection Notice is delivered, the parties shall consult with each other with respect to the Disputed Items and attempt in good faith to resolve the dispute.  Purchaser shall grant Sellers and their representatives (including their advisors and accountants) access at reasonable times and places to all assets, books, records and employees of the Companies and Subsidiaries reasonably requested by Sellers in connection with Sellers’ review of and response to the Objection Notice.  If the parties are unable to reach agreement on all Disputed Items within thirty (30) days after delivery of the Objection Notice, either Purchaser or Sellers may refer any unresolved Disputed Items to PricewaterhouseCoopers LLP (the “Unrelated Accounting Firm”).  The Unrelated Accounting Firm shall be directed to render a written report as promptly as practicable and, in any event, within thirty (30) days of the Unrelated Accounting Firm’s engagement on the unresolved Disputed Items and to resolve only those unresolved issues of dispute set forth in the Objection Notice.  The Unrelated Accounting Firm shall resolve such issues of dispute in accordance with the Accounting Principles.  The resolution of the dispute on all unresolved Disputed Items by the Unrelated Accounting Firm shall be final and binding on the parties.  The fees and expenses of the Unrelated Accounting Firm shall be borne by the non-prevailing party if and to the extent and degree that the resolution of each Disputed Item validates the position of the prevailing party.

(e)                                  In the event of a Delayed Closing, the Adjustment Statement shall be prepared with respect to the applicable Company in accordance with Sections 2.3(a) through (d) as if the Delayed Closing occurred at the same time as the Closing (solely for purposes of this Section 2.3).

(f)                                    It is understood that the Adjustment Amount is meant only to adjust the Initial Purchase Price based on the components of the Adjustment Amount, including Working Capital, and it is not a basis for claims for breach of representations and warranties or other indemnification claims, which shall be settled exclusively pursuant to the terms of Article X.

2.4                                 Payment of Initial Purchase Price, Adjustment Amount and Final Net Intercompany Amount.

(a)                                  At the Closing, Purchaser shall pay to Invensys (as agent for Sellers) an amount equal to the Initial Purchase Price by wire transfer of immediately available funds to an account or accounts designated by Invensys in writing at least three (3) Business Days prior to the Closing Date.

(b)                                 Within five (5) Business Days after the final determination of the Adjustment Amount in accordance with Section 2.3, the Adjustment Amount shall be paid as follows: (i) if the Adjustment Amount is greater than zero, Purchaser shall pay to Invensys (as agent for Sellers) the Adjustment Amount; or (ii) if the Adjustment Amount is less than zero, Invensys (as agent for Sellers) shall pay to Purchaser the Adjustment Amount.

(c)                                  The Final Intercompany Payables and Final Intercompany Receivables shall be netted as of the Closing and the resulting amount shall be referred to herein as the “Final Net Intercompany Amount.”  If the Final Net Intercompany Amount results in a payable owing by the Companies or Subsidiaries to Invensys or its Affiliates (other than the Companies and Subsidiaries), such amount shall be paid by Purchaser (as agent for the relevant Company, Subsidiary or Affiliate) to Invensys (directly or as agent for the relevant Invensys Affiliate) simultaneously with the payment of the Adjustment Amount.  If the Final Net Intercompany Amount results in a receivable owing by Invensys or its Affiliates (other than the Companies or Subsidiaries) to the Companies or Subsidiaries, such amount shall be paid by Invensys (directly or as agent for the relevant Invensys Affiliate) to Purchaser (as agent for the relevant Company, Subsidiary or Affiliate) simultaneously with the payment of the Adjustment Amount.  The parties acknowledge that the netting of Final Intercompany Receivables and Final Intercompany Payables, the payment of the Final Net Intercompany Amount, and the corresponding adjustment to the Initial Purchase Price via the portions of the Adjustment Amount set forth in clauses (v) and (vi) of Section 2.2 will always be non-cash adjustments, and, upon the settlement described in this Section 2.4(c), as of the Closing, the Final Intercompany Payables and Final Intercompany Receivables shall be extinguished and released.

(d)                                 Payment of the Adjustment Amount shall be made by wire transfer of immediately available funds to a single account designated in writing at least three (3) Business Days prior to such payment by Invensys or Purchaser, as the case may be, and shall be accompanied by a payment of interest determined by computing simple interest on the portion of the Adjustment Amount set forth in clauses (i), (ii), (iii) and (iv) of Section 2.2 from the Closing Date to the date of payment at the rate of interest announced publicly by JPMorgan Chase Bank as its “reference rate” as of the Closing Date (on the basis of a 365-day year).

2.5                                 Allocation of Final Purchase Price.

(a)                                  Sellers and Purchaser agree to allocate the portion of the Initial Purchase Price set forth in Section 2.1(i) among the Companies as set forth on Schedule 2.5.  Within thirty (30) days following (i) the determination of the Adjustment Amount or (ii) an indemnification payment made pursuant to Article X, in each case, Sellers and Purchaser shall revise the purchase price allocation to reflect the adjustments provided for in Sections 2.1(ii) through (iv) and the Adjustment Amount, on the one hand, or such indemnification payment, on the other hand, in accordance with the nature of each such adjustment.

(b)                                 Neither Sellers, Purchaser nor any of their respective Affiliates shall file any Tax Return or other document or otherwise take, or agree to take, any position on any Tax Return which is inconsistent with the allocation determined pursuant to this Section 2.5, unless otherwise required by Law.

ARTICLE III

CLOSING AND TERMINATION

3.1                                 Closing Date.  The closing of the sale and purchase of the Shares  (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, New York at 10:00 a.m., New York City time, on the third Business Day after the conditions to closing set forth in Section 8.1, Section 8.2 and Section 8.3 (other than those to be satisfied at the Closing, which shall be satisfied or waived at the Closing, and other than those capable of deferral in accordance with Sections 8.4 through 8.11) have been satisfied or waived by the party entitled to waive such condition, or on such other date after such satisfaction or waiver and at such other time and place upon which Sellers and Purchaser shall agree (which time and place are designated as the “Closing Date”).

3.2                                 Termination of Agreement.  This Agreement may be terminated prior to the Closing as follows:

(a)                                  by either Sellers or Purchaser, if the Closing shall not have occurred on or prior to January 31, 2004 (the “Outside Date”); provided, that the terminating party is not in default of any of its obligations hereunder;

(b)                                 by either Sellers or Purchaser after the Outside Date, if the Class 1 Condition has not been satisfied by such date;

(c)                                  by mutual consent of Sellers and Purchaser;

(d)                                 by either Sellers or Purchaser, if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; or

(e)                                  by Sellers, if the Debt Commitment Letter shall have expired or have been terminated or adversely supplemented or modified without Sellers’ written consent as required by Section 7.14.

3.3                                 Procedure Upon Termination.  In the event Purchaser or Sellers, or both, elect to terminate this Agreement pursuant to Section 3.2, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase and sale of the Shares hereunder shall be abandoned, without further action by Purchaser or Sellers.  If this Agreement is terminated as provided herein each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

3.4                                 Effect of Termination.

(a)                                  In the event this Agreement is validly terminated as provided herein, each of the parties shall be relieved of its duties and obligations arising under this Agreement on and after the date of such termination and such termination shall be without liability to Purchaser, the Companies or any Seller; provided, however, that the obligations of the parties set forth in Section 3.4(b), Section 7.5 and Section 11.4 of this Agreement and the Confidentiality Agreement shall survive any such termination and shall be enforceable hereunder; and provided, further, that nothing in this Section 3.4 shall relieve Purchaser or any Seller of any liability for a willful and material breach of this Agreement.

(b)                                 In the event this Agreement is terminated pursuant to Section 3.2(b), Invensys or Sellers shall pay to Purchaser a fee equal to $6,500,000 for reimbursement of Purchaser’s expenses, cost, time, efforts and foregone opportunities.  Such fee shall be payable without set-off, in immediately available funds, within five (5) Business Days following such termination of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Purchaser as follows:

4.1                                 Organization and Good Standing.  Each Company and each Seller is a corporation or other entity duly organized, validly existing and in good standing (or its equivalent) under the Laws of the jurisdiction of its organization as set forth in the recitals hereto or on Annex A and each Company has all requisite corporate or other applicable organizational power and authority to own, lease and operate its properties and to carry on its business as now conducted.  Each Company is duly qualified to do business as a foreign corporation under the Laws of each jurisdiction in which the conduct of its business or the ownership of its assets requires such qualification and where the failure to be so qualified would have a Company Material Adverse Effect.

4.2                                 Authorization of Agreement.  Each Seller has all requisite corporate or other applicable organizational power and authority to execute and deliver this Agreement and each Local Agreement and other agreement, document, instrument or certificate contemplated by this Agreement to be executed by such Seller in connection with the consummation of the transactions contemplated hereby and thereby (together with this Agreement, the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and each of the other Seller Documents will be at or prior to the Closing or Delayed Closing, as the case may be, duly and validly executed and delivered by each Seller party thereto and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the other Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

4.3                                 Capitalization.

(a)                                  The (i) authorized capital stock, (ii) par value, if any, per share and (iii) number of issued and outstanding shares of capital stock of, or equity interests in, each of the Companies are as set forth on Annex A.  Except as set forth on Schedule 4.3(a), Sellers own all of the issued and outstanding shares of capital stock of the Companies set forth on Annex A.  No shares of capital stock of any Company are held by such Company as treasury stock.

(b)                                 All of the Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable.

(c)                                  There is no existing option, warrant, call, right, commitment or other agreement of any character to which Invensys or any Seller or any Company is a party requiring, and there are no securities of any Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the respective Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of such Company.  None of Invensys, any Seller nor any Company is a party to any voting trust or other voting agreement with respect to any of the Shares or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of any Company.

4.4                                 Subsidiaries and Minority Holdings.

(a)                                  Schedule 4.4(a) hereto sets forth the name of each Subsidiary and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the number of shares of its authorized capital stock or aggregate equivalent equity interests, the par value, if any, per share, the number and class of shares or other equity interests thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner.  The outstanding shares of capital stock or equity interests of each Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned (directly or indirectly) by any Company are owned by it free and clear of any and all Liens of any kind whatsoever, except as set forth on Schedule 4.4(a) hereto.  There is no existing option, warrant, call, commitment or agreement to which any Company or any Subsidiary is a party requiring, and there are no convertible securities of any Subsidiary outstanding which upon conversion would require, the issuance or transfer of any additional shares of capital stock or other equity interests of any Subsidiary or other securities convertible into shares of capital stock or other equity interests of any Subsidiary or other equity security of any Subsidiary.  Each Subsidiary is a duly organized and validly existing corporation or other entity in good standing or its equivalent under the Laws of the jurisdiction of its organization and is duly qualified to do business under the Laws of each jurisdiction in which the conduct of its business or the ownership of its assets requires such qualification and where the failure to be so qualified would have a Company Material Adverse Effect.  Each Subsidiary has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as presently conducted.

(b)                                 Schedule 4.4(b) hereto sets forth the name of each entity in which any Company, directly or indirectly, owns less than a majority of the outstanding voting securities or interests or other equity ownership interests and, with respect to each such entity, the jurisdiction in which it is incorporated or organized, the number of shares of its authorized capital stock or aggregate equivalent equity interests, the par value, if any, per share, and the number and class of shares or other equity interests thereof duly issued and outstanding.  The shares of capital stock or equity interests of each such entity held by any Company, directly or indirectly, have been validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned by any Company, directly or indirectly, are owned by it free and clear of any and all Liens of any kind whatsoever, except as set forth on Schedule 4.4(b) hereto.

4.5                                 Corporate Records.  Sellers have made available to Purchaser true, correct and complete copies of the certificates of incorporation and by-laws or comparable organizational documents of each Seller, each Company and each Subsidiary.

4.6                                 Conflicts; Consents of Third Parties.

(a)                                  Except as set forth on Schedule 4.6(a), none of the execution and delivery by any Seller of this Agreement and the other Seller Documents contemplated by this Agreement to be executed by such Seller, the consummation of the transactions contemplated hereby, or compliance by any Seller with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or comparable organizational documents of any Seller, Company or Subsidiary; (ii) subject to receipt of the consents referred to in Section 4.6(b), in any material respect conflict with, violate, result in the breach or termination of, constitute a default of, or result in the acceleration of payment or performance under any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which any Seller, Company or Subsidiary is a party or by which any of them or any of their respective properties or assets is bound; (iii) subject to receipt of the consents referred to in Section 4.6(b), violate any statute, rule, regulation or Order of any Governmental Body or Specified Governmental Body by which a Seller, Company or Subsidiary is bound; or (iv) result in the creation of any Lien upon the Shares or any material properties or assets of any Company or Subsidiary except, in the case of clause (iii), for such violations as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay any Seller from consummating the transactions contemplated hereby.

(b)                                 Except as set forth on Schedule 4.6(b), Schedule 8.3(b)(i) or Schedule 8.3(b)(ii), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person, Governmental Body or Specified Governmental Body is required on the part of any Seller, any Company or any Subsidiary in connection with the execution and delivery of this Agreement or the other Seller Documents, or the compliance by each Seller, each Company or each Subsidiary, as the case may be, with any of the provisions hereof or thereof, except such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay any Seller from consummating the transactions contemplated hereby.

4.7                                 Ownership and Transfer of Shares.  Each Seller is the record and beneficial owner of the Shares indicated as being owned by such Seller on Annex A, free and clear of any and all Liens.  Each Seller has the corporate or other applicable organizational power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good title to such Shares, free and clear of any and all Liens.

4.8                                 Financial Statements.  Attached hereto as Schedule 4.8 is a copy of (a) the audited combined balance sheets of the Metering Business at March 31, 2002 and 2003 and the audited combined statements of operations, invested capital and cash flows of the Metering Business for the years ended March 31, 2001, 2002 and 2003, together with the related auditor’s reports thereon (collectively, the “Audited Financial Statements”), and (b) the unaudited combined balance sheet of the Metering Business at June 28, 2003 (the “Interim Balance Sheet”), and the unaudited combined statement of operations of the Metering Business for the three-month period ending June 28, 2003 (collectively, the “Interim Financial Statements”).  The Audited Financial Statements and the Interim Financial Statements are collectively referred to herein as the “Financial Statements.”  The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) as in effect as of March 31, 2003 in the case of the Audited Financial Statements and as in effect as of June 28, 2003 in the case of the Interim Financial Statements.  The Audited Financial Statements fairly present, in all material respects, the combined financial condition and results of operations of the Metering Business as of and for the periods to which they relate.  The

Interim Financial Statements reasonably reflect in all material respects the combined financial condition and results of operations of the Metering Business subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the Metering Business, taken as a whole) and the absence of certain notes.  For the purposes hereof, (i) the combined balance sheet of the Metering Business, which is included in the Interim Financial Statements as at June 28, 2003, is referred to as the “Interim Balance Sheet” and June 28, 2003 is referred to as the “Interim Balance Sheet Date” and (ii) the combined balance sheet of the Metering Business, which is included in the Audited Financial Statements as at March 31, 2003, is referred to as the “Audited Balance Sheet” and March 31, 2003 is referred to as the “Audited Balance Sheet Date”.

4.9                                 No Undisclosed Liabilities; No Bankruptcy.  Except as set forth on Schedule 4.9, (i) as of the Audited Balance Sheet Date, no Company and no Subsidiary had any material indebtedness, obligations or liabilities of any kind then required by U.S. GAAP to be reflected in the Audited Balance Sheet that were not fully reflected in the Audited Balance Sheet and (ii) since the Audited Balance Sheet Date, no Company and no Subsidiary has incurred any material indebtedness, obligation or liability other than in the ordinary course of business consistent with past practice.  No Company or Subsidiary is unable or has failed (other than in the ordinary course of business) to pay its debts as they become due, or is subject to bankruptcy, insolvency, liquidation, receivership, reorganization or similar proceedings (including voluntary proceedings) and, to the Knowledge of Sellers, no such proceedings are currently threatened with respect to any Company or any Subsidiary.

4.10                           Absence of Certain Developments.  Except as contemplated by or in connection with this Agreement (including the transactions contemplated by Section 7.13  hereof), as permitted by Section 7.2, or as set forth on Schedule 4.10 hereto, since the Audited Balance Sheet Date:

(a)                                  there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the properties and assets of the Companies or the Subsidiaries having a replacement cost of more than Seven Hundred Fifty Thousand Dollars ($750,000) for any single loss;

(b)                                 there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of any Company or any repurchase, redemption or other acquisition by any Seller or any Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interest in, any Company or any Subsidiary;

(c)                                  there has not been any material change by any Company or any Subsidiary in accounting or Tax reporting principles, methods or policies;

(d)                                 no Company and no Subsidiary has entered into any transaction or Contract involving the expenditure of more than Seven Hundred Fifty

Thousand Dollars ($750,000) or incurred or assumed any long-term debt exceeding Seven Hundred Fifty Thousand Dollars ($750,000);

(e)                                  no Company and no Subsidiary has made any material loans, advances or capital contributions to, or investments in, or guaranteed the material obligations of, any Person (other than any Company or Subsidiary) or paid any fees or expenses to any Seller or any Affiliate of any Seller other than in the ordinary course of business consistent with past practice;

(f)                                    no Company and no Subsidiary has mortgaged, pledged or subjected to any Lien any asset, or acquired any assets for which the aggregate consideration paid or payable in any individual transaction was in excess of Seven Hundred Fifty Thousand Dollars ($750,000);

(g)                                 no Company and no Subsidiary has canceled or compromised any debt or claim with a value, individually or in the aggregate, exceeding Seven Hundred Fifty Thousand Dollars ($750,000) or amended, canceled, terminated, relinquished, waived or released any Contract involving the expenditure of more than Seven Hundred Fifty Thousand Dollars ($750,000);

(h)                                 no Company and no Subsidiary has made or committed to make any capital expenditures or capital additions or betterments in excess of Seven Hundred Fifty Thousand Dollars ($750,000);

(i)                                     no Company and no Subsidiary has settled any Legal Proceeding in which equitable relief was sought or which involved a payment in excess of Seven Hundred Fifty Thousand Dollars ($750,000), except for settlements that include a full and unconditional release in favor of the Companies and the Subsidiaries with no obligation for future performance or to make any further payments;

(j)                                     except as required by Contracts existing on the Audited Balance Sheet Date, copies of which have been made available to Purchaser prior to the date hereof, there has not been any (i) increase in (x) the aggregate compensation of officers and directors of any Company or any Subsidiary or of employees of any Company or any Subsidiary having an annual base salary in excess of Two Hundred Thousand Dollars ($200,000) or (y) the aggregate compensation of the employees of any Company or any Subsidiary outside the ordinary course of business consistent with past practice; (ii) extraordinary bonus, benefit or other direct or indirect compensation paid to any officer, director and/or employee of any Company or any Subsidiary; (iii) except as set forth on Schedule 4.19, new severance, termination, retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other employee benefit plan adopted or authorized for the benefit of the officers, directors, and/or employees of any Company or any Subsidiary with respect to which any Company or any Subsidiary would have any liability, or (iv) adoption or material amendment of any collective bargaining agreement;

(k)                                  there has not been any sale, lease, transfer, assignment, distribution or other disposition of any material assets (except for sales in the ordinary course of business) by any Company or any Subsidiary in excess of Seven Hundred Fifty Thousand Dollars ($750,000);

(l)                                     to the Knowledge of Sellers, except as set forth on Schedule 4.10, there has not been any disposal or lapse of any rights in, to or for the use of any material Intellectual Property used by or held by any Company or any Subsidiary or other disposition of, any material Technology of any Company or any Subsidiary;

(m)                               there has not been any revaluation by any Company or any Subsidiary of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business; and

(n)                                 there has not been a Company Material Adverse Effect.

4.11                           Certain Tax Matters.  Except as set forth on Schedule 4.11:

(a)                                  (i) All income, corporation or franchise Tax Returns required to be filed by or on behalf of any Company or any Subsidiary have been filed in a timely manner (within any applicable extension periods), (ii) such Tax Returns are true, complete and correct in all material respects, (iii) all Taxes shown to be due on such Tax Returns have been timely paid in full or will be timely paid in full by the due date thereof and (iv) no material claims are being asserted in writing with respect to any Taxes of the Companies or Subsidiaries;

(b)                                 (i) None of the Companies or Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations, (ii) no property of the Companies or Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code or “tax exempt bond financed property” within the meaning of Section 168(g) of the Code and (iii) no Company and no Subsidiary is a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954;

(c)                                  The Companies and Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable Laws;

(d)                                 Sellers have made available to Purchaser complete copies of (i) all income, corporation or franchise Tax Returns of the Companies or the Subsidiaries (or, in the case of Tax Returns filed for an affiliated group, the portion of such consolidated Tax Returns relating to the Companies or the Subsidiaries) relating to the taxable periods ending after January 1, 2001 and (ii) the portions of any audit report issued within the last three (3) years relating to any Taxes due from any Company or any Subsidiary;

(e)                                  There are no audits or investigations by any taxing authority of any Company or Subsidiary in progress;

(f)                                    No Company and no Subsidiary is a party to any Tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing;

(g)                                 Since October 28, 1999, BTR Dunlop Holdings Inc. and the U.S. Subsidiaries have not been members of a U.S. federal consolidated group other than the group with respect to which Invensys Inc. is the common parent;

(h)                                 Each Company and each Subsidiary that is sold to Purchaser by a Foreign Seller is not a U.S. real property holding company within the meaning of Section 897(c)(2) of the Code;

(i)                                     Each Company and each Subsidiary is and has always been resident in the country in which it is incorporated and will remain so through the Closing and has never been regarded as being resident outside that country;

(j)                                     No UK Company or UK Subsidiary is, or has at any time during the last seven (7) years been, a close company as defined in section 414 of ICTA or a close investment holding company as defined in section 13A of ICTA;

(k)                                  Each UK Company and each UK Subsidiary is a duly registered taxable person for the purposes of VAT and has been registered at all times when it ought to have been registered in order to comply with the applicable VAT legislation and that registration is not subject to any conditions imposed by or agreed with the relevant Tax Authority and no UK Company or UK Subsidiary is, nor has in the preceding six years been, wholly or partly exempt or a member of a group for VAT purposes;

(l)                                     No UK Company or UK Subsidiary has (nor has any relevant associate, as defined in Schedule 10 of paragraph 3(7) of UK Value Added Tax Act 1994 (“VATA”)) at any time elected to waive exemption from VAT in relation to any land or investment in any land in which any UK Company or any UK Subsidiary acquired under this Agreement has an interest under Schedule 10 paragraph 2 of VATA and no UK Company or UK Subsidiary owns any assets nor has within the period of ten years preceding the date of this Agreement owned any assets to which the Capital Goods Scheme in Part XV of the UK Value Added Tax (General) Regulations 1995, SI 1995/2518 applies;

(m)                               No UK Company or UK Subsidiary has made any applications in the past six years for relief or exemption from any Transfer Tax including stamp duty, stamp duty land tax or stamp duty reserve tax; and

(n)                                 Schedule 4.11 contains full particulars of all arrangements and agreements relating to group relief (as defined by section 402 of ICTA) to which any UK Company or UK Subsidiary has been a party since October 3, 2000.

4.12                           Real Property.

(a)                                  Schedule 4.12 sets forth a complete list (including the addresses) of (i) all real property and interests in real property used by or held for use by any Company or any Subsidiary and owned in fee by any Company or any Subsidiary (individually, an “Owned Property” and collectively, the “Owned Properties”), together with the relevant title insurance commitment information for the 2003 title insurance commitments relating to the Owned Properties located in the United States, and (ii) all real property and interests in real property used by or held for use by any Company or any Subsidiary and leased by any Company or any Subsidiary as lessee (the “Leased Properties”, and the leases relating thereto, the “Real Property Leases”), specifying the date of such lease (or sublease) and, to the Knowledge of Sellers, the name of the lessor (or sublessor).  Sellers have delivered or made available to Purchaser a true and complete copy of each of the written Real Property Leases and, in the case of oral Real Property Leases, have delivered or made available to the Purchaser a written summary of the material terms of each of the oral Real Property Leases. The Owned Properties and the Leased Properties are referred to herein as the “Company Properties”.

(b)                                 A Company or a Subsidiary has fee simple title to all Owned Property, free and clear of all Liens of any nature whatsoever except (i) Liens set forth on Schedule 4.12, (ii) Permitted Exceptions and (iii) those matters over which a licensed title insurer agrees to provide coverage to Purchaser.  Except as set  forth on Schedule 4.12, a Company or a Subsidiary has not leased or otherwise granted to any Person the right to use or occupy such Owned Properties or any portion thereof.  There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Properties or any portion thereof or interest therein except as set forth on Schedule 4.12.

(c)                                  Except as set forth on Schedule 4.12 and Schedule 4.6(b), with respect to each of the Real Property Leases, with such exceptions as are not material to the Metering Business:

(i)                                     a Company or a Subsidiary has a valid and enforceable leasehold interest under such Real Property Lease for a United States Leased Property and such Real Property Lease is in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity);

(ii)                                  such Real Property Leases for United States Leased Properties are legal, valid, binding, enforceable and in full force and effect;

(iii)                               the transaction contemplated by this Agreement does not require the consent of any other party to such Real Property Lease, will not result in a default under such Real Property Lease and will not otherwise cause such Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing Date;

(iv)                              neither Invensys nor any Seller, Company or Subsidiary has received any written notice that it is in default in any material respect under any Real Property Lease, nor, to the Knowledge of Sellers, is any other party to any Real Property Lease in default thereunder in any material respect;

(v)                                 there has been no materially adverse modification or amendment to any Real Property Lease or an assignment or relinquishment of material rights under any Real Property Lease by any Company or Subsidiary; and

(vi)                              a Company or a Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(d)                                 The Companies and the Subsidiaries have not received written notice of any pending or contemplated condemnation, expropriation or other proceeding in eminent domain affecting any parcel of the Company Properties or any portion thereof or interest therein.

(e)                                  The Companies and the Subsidiaries have not received any written notice of any violations of applicable building, zoning, subdivision, health and safety, and other land use Laws, and all insurance requirements affecting the Owned Properties which remain uncured as of the Closing.  To the Knowledge of Sellers, there is no reasonable basis for the issuance of any such notice or the taking of any action for such violations with such exceptions as are not material to the Metering Business.

(f)                                    No Seller, Company or Subsidiary has received any written notice that the current use and occupancy of the Company Properties and the Metering Business as currently conducted thereon violates in any material respect any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting such Company Properties.

(g)                                 To the Knowledge of Sellers, none of the Owned Properties located in the United States or any portion thereof is located in a flood hazard area (as defined by the Federal Emergency Management Agency) except as shown on Schedule 4.12.

4.13                           Tangible Personal Property.  Except as set forth on Schedule 4.13 or as would not have a Company Material Adverse Effect, a Company or a Subsidiary (i) has good and valid title to, or a valid leasehold interest in, all tangible personal property that is currently employed by it in the conduct of the Metering Business as presently conducted by it, free and clear of all Liens other than Permitted Exceptions and (ii) upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use all such tangible personal property; provided, that, in the case of (i) and (ii) above, tangible personal property leased by any Company or any Subsidiary as lessor is subject to the terms and conditions of the applicable leases.

4.14                           Technology and Intellectual Property.

(a)                                  Except with respect to the Seller Marks, Schedule 4.14(a) sets forth a list of all patents, registered trademarks, registered service marks, domain names, registered mask works, registered designs and registered copyrights, and pending applications therefor, owned by (i) any Company or any Subsidiary or (ii) any Affiliate of any Company and used in the Metering Business as currently conducted or which, to the Knowledge of Sellers, will be necessary for the proposed products and services set forth on Schedule 4.14(a)(ii) as such products and services are currently contemplated and documented in engineering specifications (the “Proposed Products and Services”).

(b)                                 Schedule 4.14(b) sets forth a list of all Software that is owned by any Company or any Subsidiary and is material to conduct the Metering Business, including, to the Knowledge of Sellers, an identification of any third party Software incorporated in such Software.

(c)                                  Except with respect to licenses of Software, including Product Software, available for an annual license fee of no more than $25,000, Schedule 4.14(c) sets forth a list of all licenses (i) to each Company and each Subsidiary for the use of (A) Technology or Intellectual Property used in any of the current products or services of the Metering Business as currently conducted or in the engineering and manufacturing support services related to, or the provision of, such products or services, (B) other Technology or Intellectual Property material to the operation of the Metering Business as currently conducted or (C) Technology or Intellectual Property which, to the Knowledge of Sellers, are necessary for the Proposed Products and Services and (ii) to any third Person by any Company or any Subsidiary for the use of Technology or Intellectual Property.

(d)                                 Except as set forth on Schedule 4.14(d):

(i)                                     and except as prohibited by Law with respect to inventors’ rights which prohibit exclusive ownership in certain jurisdictions other than the U.S. the Technology and Intellectual Property used in Metering Business is either (A) for Technology or Intellectual Property used in any of the current products or services of the Metering Business, or in the engineering and manufacturing support services related to, or the provision of, such products and services, or other Technology or Intellectual Property material to the operation of the Metering Business as currently conducted, (1) exclusively owned by each appropriate Company and each appropriate Subsidiary, free and clear of any Intellectual Property Liens, or (2)  licensed by third parties to each appropriate Company and each appropriate Subsidiary, to the Knowledge of Sellers, free and clear of any Intellectual Property Liens and (B) for all other Technology and Intellectual Property used in the operation of the Metering Business as currently conducted, (1) exclusively owned by each appropriate Company and each appropriate Subsidiary free and clear of any Intellectual Property Liens, (2) jointly owned by each appropriate Company and each appropriate Subsidiary on one hand, and a third party on the other hand, to the Knowledge of Sellers, free and clear of any Intellectual Property Liens or (3) licensed by third parties to each appropriate Company and each appropriate

Subsidiary, to the Knowledge of Sellers, free and clear of any Intellectual Property Liens.  Except as set forth on Schedule 4.14(d)(i), the Technology and Intellectual Property used in the Metering Business includes all of the Technology and Intellectual Property necessary to enable each Company and each Subsidiary to conduct its business in the manner in which such business is currently being conducted or, which to the Knowledge of Sellers are necessary for the Proposed Products and Services.

(ii)                                  to the Knowledge of Sellers, except with respect to potential licenses identified in Schedule 4.14(c) as being listed in connection with the Proposed Products and Services, the licenses listed in Schedule 4.14(c) are in full force and effect and are the legal, valid and binding obligations of a Company and/or Subsidiary, no Company nor any Subsidiary is in default under any of such licenses, and no party to any of such licenses has exercised any termination rights with respect thereto.

(iii)                               there are no pending Legal Proceedings, or to the Knowledge of Sellers, any threatened Legal Proceedings, which involve a claim of infringement, misappropriation, dilution, unauthorized use, or violation of Intellectual Property against any Company or any Subsidiary, or, to the Knowledge of Sellers, any pending Legal Proceedings which involve such a claim against any of their customers with respect to any current products or services of the Metering Business and, to the Knowledge of Sellers, none of the Companies, Subsidiaries, Sellers or Invensys has received written advice from internal or external counsel to a Company or a Subsidiary indicating that a likely infringement, misappropriation, dilution, unauthorized use or violation of Intellectual Property of third parties exists.

(iv)                              [intentionally omitted].

(v)                                 there are no Legal Proceedings, or to the Knowledge of Sellers, any threatened Legal Proceedings, challenging the ownership, use, protectability, registrability, validity or enforceability of any Intellectual Property owned by any Company or any Subsidiary.  To the Knowledge of Sellers, no Person is infringing, violating, diluting, misusing or misappropriating any patents, registered trademarks currently used in the Metering Business or any other material Intellectual Property owned by any Company or any Subsidiary, and no written claims have been made against any Person by any Company or any Subsidiary. To the Knowledge of the Sellers, all of each Company’s and each Subsidiary’s rights in and to Intellectual Property owned by such Company or such Subsidiary are valid, subsisting and enforceable.

(vi)                              except with respect to the Seller Marks, as set forth in Section 7.7 hereof, the consummation of the transactions contemplated hereby will not result in the loss or impairment of Purchaser’s rights in or to any of the Technology or Intellectual Property owned by or licensed to any Company or any Subsidiary.

(vii)                           All Technical Staff, independent contractors and consultants of any Company or any Subsidiary who have contributed to the development of Technology or Intellectual Property used in any of the current products or services of the Metering Business or in the engineering and manufacturing support services related to, or the provision of, such products and services, or other Technology or Intellectual Property material to the operation of the Metering Business as currently conducted have either (A) been a party to an enforceable “work for hire” arrangement or agreement with any such Company or any such Subsidiary in accordance with applicable Laws according exclusive ownership of such Technology and Intellectual Property to such Company or such Subsidiary, (B) have executed an assignment granting exclusive ownership of such Technology and Intellectual Property to such Company or Subsidiary or (C) in Germany, have granted a license to such Company or Subsidiary to use such Technology and Intellectual Property.  To the Knowledge of Sellers, all inventions which are material to the Metering Business that were created by employees of any Company or any Subsidiary who are subject to the German Act on employee inventions (Arbeitnehmererfindungsgesetz) have been validly claimed by such Company or such Subsidiary.

(viii)                        except with respect to licenses of Software available for an annual license fee of no more than $25,000 and except as required by Law with respect to statutory remuneration due to inventors in certain jurisdictions other than the U.S., no royalties, fees or other payments are due by any Company or any Subsidiary in respect of any Intellectual Property owned by or licensed to any Company or any Subsidiary (A) to any third Person in the U.S., or (B) to the Knowledge of Sellers, to any third Person in any other country.

(ix)                                except as authorized under any written license or agreement with StatSignal Systems, Inc. or any of its Affiliates, the Metering Business as currently conducted does not, and to the Knowledge of Sellers, with respect to the Proposed Products and Services, will not, include the manufacture, use, sale or offer for sale of any water meter product (whether a stand-alone or combined implementation) incorporating, depending upon or developed using any Technology or patent rights of StatSignal Systems, Inc. or any Affiliate thereof, other than any Technology which would require a Company or a Subsidiary to obtain a license from StatSignal Systems, Inc.  None of the financial estimates or projections provided to the Purchaser by any of the Sellers have included estimates or projections involving any water meter product (whether a standalone or combined implementation) incorporating, depending upon or developed using any Technology or patent rights of StatSignal Systems, Inc. or any Affiliate thereof.

(e)                                  With respect to each of the “implied/undocumented licenses” identified in Schedule 4.14(c), the failure of a respective licensee to obtain from the licensor additional rights in the Technology or Intellectual Property licensed thereunder, where such rights could reasonably have been obtained under the circumstances, will not have a material adverse effect on the use or sale of any current product or service of the Metering Business.

4.15                           Material Contracts.  Schedule 4.15 sets forth all of the following Contracts to which any Company or any Subsidiary is a party or by which it is bound (collectively, the “Material Contracts”):

(a)                                  Contracts with Invensys or any Seller or any Affiliate of Invensys or any Seller, in each case involving payments in excess of Five Hundred Thousand Dollars ($500,000) or not terminable without penalty on three months’ notice or less;

(b)                                 Contracts for the sale of any of the assets of any Company or any Subsidiary other than purchase orders in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets, in each case for consideration in excess of Five Hundred Thousand Dollars ($500,000);

(c)                                  joint venture or partnership agreements that are material to the Metering Business;

(d)                                 Contracts containing material covenants by any Company or any Subsidiary not to compete in any line of business or with any Person in any geographical area or covenants of any other Person (other than Employees) not to compete with any Company or any Subsidiary in any line of business or in any geographical area;

(e)                                  Contracts relating to the acquisition by any Company or any Subsidiary of any operating business or the capital stock of any other Person, in each case, for consideration in excess of Five Hundred Thousand Dollars ($500,000);

(f)                                    Contracts relating to the borrowing or lending of money involving amounts in excess of Five Hundred Thousand Dollars ($500,000);

(g)                                 any other Contracts, other than purchase orders for supplies and materials in the ordinary course of business and Real Property Leases, which involve the expenditure of more than Five Hundred Thousand Dollars ($500,000) in the aggregate that are not terminable by any Company or any Subsidiary without penalty on three months’ notice or less; and

(h)                                 each material written amendment, supplement or adverse modification to any of the foregoing.

Except as set forth on Schedule 4.15, (i) all of the Material Contracts are in full force and effect and are the legal, valid and binding obligation of a Company and/or a Subsidiary, enforceable against it or them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) no Seller, Company or Subsidiary has received any written notice that it is or, to the Knowledge of Sellers, is in default in any material respect under any Material Contract, nor, to the Knowledge of Sellers, is any other party to any Material Contract in default thereunder in any material respect, (iii) there has been no materially adverse modification or amendment of any Material Contract or an assignment or relinquishment of material rights under any Material Contract by any Company or any Subsidiary and (iv) except as set forth on Schedule 4.6(b), the consummation of the transactions contemplated in this Agreement will not result in the diminution, in any material respect, of the rights of any Company or Subsidiary under any Material Contract.  The Sellers have furnished or made available to Purchaser true and correct copies of all Material Contracts.

4.16                           Customers.  Set forth on Schedule 4.16 are the names of the twenty (20) largest non-distributor customers of the Metering Business (as measured by revenue) for the twelve (12) month periods ending March 31, 2001, 2002 and 2003.  Except as disclosed on Schedule 4.16, since the Audited Balance Sheet Date, no Seller, Company or Subsidiary has received any written or, to the Knowledge of Sellers, oral notice that any such customer has ceased, or will cease, to use its Products, equipment, goods or services, or has substantially reduced, or will substantially reduce, the use of such Products, equipment, goods or services at any time, including without limitation, as a result of the transactions contemplated by this Agreement.

4.17                           Suppliers.  Set forth on Schedule 4.17 are the names of the twenty (20) largest suppliers of the Metering Business (as measured by expenditures) for the twelve (12) month periods ending March 31, 2001, 2002 and 2003.  Except as disclosed on Schedule 4.17, since the Audited Balance Sheet Date, no Seller, Company or Subsidiary has received any written or, to the Knowledge of Sellers, oral notice that any such supplier will not sell raw materials, supplies, merchandise or other goods to a Company or a Subsidiary at any time after the Closing Date on terms and conditions substantially similar to those currently in effect, including without limitation, as a result of the transactions contemplated by this Agreement.

4.18                           Distributors.  Set forth on Schedule 4.18 are the names of the twenty (20) largest distributors of the Metering Business (as measured by revenue) for the twelve (12) month periods ending March 31, 2001, 2002 and 2003.  Except as disclosed on Schedule 4.18, since the Audited Balance Sheet Date, no Seller, Company or Subsidiary has received any written or, to the Knowledge of Sellers, oral notice that any such distributor will not sell a Company’s or a Subsidiary’s goods or merchandise at any time after the Closing Date on terms and conditions substantially similar to those currently in effect, including without limitation, as a result of the transactions contemplated by this Agreement.

4.19                           Employee Benefits.

(a)                                  Except as set forth on Schedule 4.19, no Company or Subsidiary is a party to, participates in or has any liability or contingent liability with respect to (i) any “employee welfare benefit plan” or “employee pension benefit plan” (as those terms are respectively defined in sections 3(1) and 3(2) of ERISA), other than a “multiemployer plan” (as defined in section 3(37) of ERISA) (a “Multiemployer Plan”); (ii) any retirement or deferred compensation plan, incentive compensation plan, stock plan, profit sharing plan, unemployment compensation plan, vacation pay, severance pay, bonus, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee or director, whether pursuant to a contract or arrangement, which does not constitute an employee benefit plan (as defined in section

3(3) of ERISA); or (iii) any employment agreement with Employees employed inside the U.S. (collectively the “Company Plans”).  Schedule 4.19 separately identifies each Company Plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (“Non-U.S. Plans”).

(b)                                 Complete copies of the following documents with respect to each of the Company Plans, if applicable, have been made available or delivered to Purchaser: (i) any plans and related trust documents, and amendments thereto; (ii) the most recent Forms 5500 where applicable; (iii) the last Internal Revenue Service determination letter where applicable; (iv) the most recent actuarial report (except those regarding Non-U.S. Plans which will be retained by Sellers) and (v) summary plan descriptions.  In the case of any Company Plan which is not in written form, Sellers have made available or delivered to Purchaser an accurate description of such Company Plan as of the date hereof.

(c)                                  The Company Plans intended to qualify under Section 401 of the Code are so qualified and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operation of the Company Plans which is reasonably likely to cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code which would reasonably be expected to result in a Company Material Adverse Effect.

(d)                                 The Company Plans have been maintained in accordance with their terms and with all provisions of the Code and ERISA (including rules and regulations thereunder) and other applicable federal and state or other applicable Laws and regulations, except where the failure to do so would not reasonably be expected to result in a Company Material Adverse Effect.  No Company or Subsidiary has been required to contribute to any Multiemployer Plan within the six (6) years preceding the Closing Date or incurred any withdrawal liability that has not been satisfied (or received any notice of any claim or demand for withdrawal liability) within the meaning of Section ERISA 4201, or announced an intention to withdraw, but not yet completed such withdrawal, from any Multiemployer Plan.

(e)                                  No Company or Subsidiary has any current or projected liability in respect of post-employment or post-retirement health or life insurance benefits for current employees of the Company or any Subsidiary, except as required to avoid excise tax under Section 4980B of the Code.

(f)                                    No Company or Subsidiary has become obligated to make, or will as a result of any event connected with any transaction contemplated herein become obligated to make, any “excess parachute payment” as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof) or any payment that would not be deductible pursuant to Section 162(m) of the Code.

(g)                                 There have been no acts or omissions by any Company or any Subsidiary which has given rise to or may give rise to any material fines, penalties,

taxes or related charges under section 502 of ERISA or Chapters 43, 47 or 100 of the Code for which any Company or any Subsidiary may be liable.

(h)                                 There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of Sellers, threatened involving any Company Plans or the assets thereof.  To the Knowledge of Sellers, no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

(i)                                     There is no Transaction Compensation or Deferred Compensation for which any Company or any Subsidiary is liable.

(j)                                     With respect to each Non-U.S. Plan, all employer and employee contributions required by Law or by the terms of such Non-U.S. Plan have been made, and, if applicable, provisions or liabilities have been accrued in accordance with the Company’s normal accounting practices and each Non-U.S. Plan required to be registered or approved has been registered with, or approved by, and has been maintained in good standing with applicable regulatory authorities, except, in each case, where the failure to do so would not reasonably be expected to result in a Company Material Adverse Effect.

(k)                                  Except as set out on Schedule 4.19, no Company or Subsidiary operates, proposes or has agreed to operate, for any of its Non-U.S. Employees any incentive scheme or arrangement, option scheme or bonus or profit sharing scheme, whether or not share-based.

4.20                           Labor.

(a)                                  Except as set forth on Schedule 4.20(a), no Company or Subsidiary is party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of any Company or any Subsidiary.  Sellers have delivered or otherwise made available to Purchaser true, correct and complete copies of the labor or collective bargaining agreements listed on Schedule 4.20(a), together with all amendments, modifications or supplements thereto.

(b)                                 Except as set forth on Schedule 4.20(b), as of the date hereof, (i) no labor organization or group of employees of any Company or any Subsidiary has made in writing a pending demand for recognition and (ii) there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Sellers, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal.

(c)                                  Except as set forth on Schedule 4.20(c), since January 1, 2000 there have been no strikes, work stoppages, unfair labor practice charges, slowdowns or lockouts or, to the Knowledge of Sellers, grievances or other labor disputes pending or overtly threatened against or involving any Company or any Subsidiary except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Neither French Company has instituted a “plan de sauvegarde de l’emploi” during the twenty-four (24) months immediately prior to the date hereof or is required to do so pursuant to applicable Laws.

(e)                                  As of the date hereof, none of the members of the senior management of any Company or any Subsidiary listed on Schedule 4.20(e) has given notice of his intention to leave his office or employment or will be entitled to terminate his employment as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(f)                                    Copies of all standard terms and conditions of employment applicable to Non-U.S. Employees have been disclosed to Purchaser.

4.21                           Litigation.  Except as set forth on Schedule 4.21, there are no Legal Proceedings pending or, to the Knowledge of Sellers, threatened against any Company or any Subsidiary, which  would reasonably be expected to result in an injunction or other equitable relief or a damage award against or settlement amount payable by a Company or any Subsidiary in excess of Five Hundred Thousand Dollars ($500,000), or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.  There are no orders, writs, injunction or decrees currently in force against any Company or any Subsidiary, or the directors, officers or employees and, to the Knowledge of Sellers, distributors of any Company or any Subsidiary, with respect to the conduct of the Metering Business.

4.22                           Compliance with Laws; Permits.  Each Company and each Subsidiary, except as is not material to the Metering Business, is in compliance with all Laws applicable to (i) such Company or Subsidiary and (ii) the conduct of the business or operations of the Companies and the Subsidiaries and the use of their respective properties (including any leased property) and assets.  All governmental permits and approvals that are material to the Metering Business have been issued and are currently valid.

4.23                           Environmental Matters.  Except as disclosed on Schedule 4.23 or in the Environmental Reports, (i) each Company and Subsidiary is in material compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with any and all Permits required by Environmental Laws (collectively, “Environmental Permits”); (ii) there are no Environmental Claims pending or, to the Knowledge of Sellers, threatened against any Company or Subsidiary alleging the violation of or liability under Environmental Laws; (iii) to the Knowledge of Sellers, no facts, circumstances or conditions currently exist at any Company Property that would reasonably be expected to result in a Company or Subsidiary incurring material Losses relating to Environmental Laws, Environmental Claims or Remedial Actions (collectively, “Environmental Liabilities”); (iv) to the Knowledge of Sellers, there are no capital expenditures planned or reasonably foreseeable to maintain compliance with Environmental Laws, Environmental Permits or to continue Remedial Actions already initiated at any Company Property, which would reasonably be expected to exceed Two Hundred Fifty Thousand Dollars ($250,000) individually or, in the case of ongoing

Remedial Actions, the current reserve by Two Hundred Fifty Thousand Dollars ($250,000); (v) as of the date hereof there are no Asbestos Claims pending or, to the Knowledge of Sellers, threatened against any Company or Subsidiary and (vi) Sellers have made available to Purchaser all agreements containing unexpired (or expired with claims outstanding) environmental indemnities.  Notwithstanding anything in this Agreement to the contrary, the representations and warranties under this Section 4.23 are the sole and exclusive representations and warranties with respect to (i) Environmental Laws, Environmental Claims, Environmental Liabilities and Asbestos Claims and (ii) Legal Proceedings relating to Environmental Laws, Environmental Claims, Environmental Liabilities and Asbestos Claims.

4.24                           Financial Advisors.  Except as set forth on Schedule 4.24, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Sellers in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.  Sellers shall be responsible for the fees or commissions of any Person listed on Schedule 4.24.  There are no Transaction Fees for which any Company or Subsidiary is liable.

4.25                           Product Liability and Warranty.

(a)                                  Except as set forth in Schedule 4.25(a), Sellers, the Companies and the Subsidiaries are not aware of (i) any material claim against any Company or any Subsidiary for injury to person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by any Company or any Subsidiary, including claims arising out of the defective or unsafe nature of its Products or services or (ii) any material pending or, to the Knowledge of Sellers, threatened product liability or warranty claim against any Company or any Subsidiary.

(b)                                 Except as set forth in Schedule 4.25(b), there is no pending or, to the Knowledge of Sellers, threatened recall or investigation of any product sold by any Company or any Subsidiary.

4.26                           Affiliate Transactions.  Except as set forth on Schedule 4.26, each Contract between any Company or any Subsidiary, on the one hand, and any Affiliate of the Company or any Subsidiary, or any director, officer or employee of any Company or any Subsidiary, on the other hand, other than employee arrangements, is on commercially reasonable and arms’ length terms.

4.27                           Insurance.

(a)                                  Schedule 4.27 hereto contains an accurate and complete list of all globally and centrally arranged policies of property, fire and casualty, product liability, general liability, workers’ compensation and other forms of insurance held on behalf of all Companies and all Subsidiaries.  The information set forth on Schedule 4.27 reasonably reflects the terms of such policies in all material respects.

(b)                                 With respect to the policies listed on Schedule 4.27, (i) such policies are in full force and effect and no right of termination on the part of the insurance carriers has been exercised, (ii) except as set forth on Schedule 4.27, all premiums due with respect thereto have been paid or accrued, (iii) no notice of termination or cancellation has been received with respect to any such policy, (iv) no notice has been received with respect to material changes that are required in the conduct of the business of any Company or any Subsidiary as a condition to the continuation of coverage under, or renewal of, any such policy and (v) in the judgment of Sellers, such policies, with respect to their amounts and types of coverage, are adequate to insure against risks to which Sellers (with respect to the Metering Business), the Companies and the Subsidiaries are normally exposed in the ordinary course of business.

4.28                           Sufficiency of Assets.  Except as set forth on Schedule 4.28, together with Sellers’ agreements hereunder and under the Seller Documents, (a) the assets, rights, properties and interests owned, leased or licensed by the Companies and the Subsidiaries, taken as a whole, constitute all of the assets, rights, properties and interests necessary for Purchaser to conduct the Metering Business from and after the Closing Date in all material respects in the ordinary course of business as currently conducted, (b) the Companies and Subsidiaries own or lease all assets and properties reflected in the Financial Statements (with such additions or deletions thereto as shall have occurred in the ordinary course of business or as otherwise permitted by this Agreement), and (c) immediately after the Closing, none of Sellers or the Affiliates will have any right, title or interest in or to the properties, assets or rights of the Companies and its Subsidiaries.

4.29                           Bank Accounts.  Schedule 4.29 sets forth a true, complete and correct list of each bank, deposit, lock-box or cash collection, management or other account of the Companies or the Subsidiaries or in respect of the business of the Companies or the Subsidiaries, including the title and number of the account and the financial or other institution at which such account is located.

4.30                           Backlog.  As of September 30, 2003, the combined sales backlog of the Companies and the Subsidiaries was $45,592,000 (using Invensys budget exchange rates), calculated consistently with past practice of the Companies and the Subsidiaries.

4.31                           No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV (as modified by the schedules hereto), neither any Seller nor any other Person makes any express or implied representation or warranty with respect to Sellers, the Companies, the Subsidiaries, the Metering Business or the transactions contemplated by this Agreement and the other Seller Documents, and Sellers disclaim any other representations or warranties, whether made by any Seller, any Affiliate of any Seller or any of their respective officers, directors, employees, agents or representatives.  Except for the representations and warranties contained in this Article IV hereof (as modified by the schedules hereto), no Seller makes any representations or warranties whatsoever to Purchaser and hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any confidential memoranda distributed on behalf of Sellers relating to the Shares or the Metering Business or other publication or data room information provided to Purchaser or its representatives, or any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or representative of any Seller or any of their respective Affiliates).  The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would reasonably be expected to result in a Company Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF INVENSYS

Invensys hereby represents and warrants to Purchaser as follows:

5.1                                 Organization and Good Standing.  Invensys is a public limited company duly organized and validly existing under the Laws of England and Wales.

5.2                                 Authorization of Agreement.  Invensys has all requisite organizational power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Invensys in connection with the consummation of the transactions contemplated hereby (the “Other Invensys Documents”) and to perform its obligations hereunder and thereunder.  This Agreement has been, and each of the Other Invensys Documents will be at or prior to the Closing, duly and validly executed and delivered by Invensys and (assuming the due authorization, execution and delivery by the other parties hereto other than Affiliates of Invensys), this Agreement constitutes, and each of the Other Invensys Documents when so executed and delivered will constitute, legal, valid and binding obligations of Invensys enforceable against Invensys in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

5.3                                 Consents of Third Parties.  (a)  Except as set forth on Schedule 5.3, none of the execution and delivery by Invensys of this Agreement and each Other Invensys Document will (i) conflict with, or result in the breach of, any provision of the memorandum and articles of association of Invensys; (ii) conflict with, violate, result in the breach or termination of, constitute a default of, or result in the acceleration of payment or performance under, any material agreement, note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Invensys is a party or by which it or any of its properties or assets is bound, (iii) subject to receipt of the consents referred to in Section 5.3(b), violate any statute, rule, regulation or Order of any Governmental Body or Specified Governmental Body by which Invensys is bound; or

(iv) result in the creation of any Lien upon the Shares or the properties or assets of any Company or Subsidiary except, in the case of clauses (i)-(iv), for such violation as would not, individually or in the aggregate, (A) have a Company Material Adverse Effect, (B) prevent or materially delay any Seller from consummating the transactions contemplated hereby or (C) prevent Invensys from performing its obligations hereunder.

(b)                                 Except as set forth on Schedule 5.3, Schedule 8.3(b)(i) or Schedule 8.3(b)(ii), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person, Governmental Body or Specified Governmental Body is required on the part of Invensys in connection with the execution and delivery of this Agreement or the Other Invensys Documents or the compliance by Invensys with its obligations hereunder or thereunder, except such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay Invensys from performing its obligations hereunder.

5.4                                 No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V (as modified by the schedules hereto), Invensys makes no express or implied representation or warranty with respect to Invensys, Sellers, the Companies, the Subsidiaries, the Metering Business or the transactions contemplated by this Agreement or the Other Invensys Documents, and Invensys disclaims any other representations or warranties, whether made by Invensys, any Affiliate of Invensys or any of their or Invensys’ respective officers, directors, employees, agents or representatives.  Except for the representations and warranties contained in this Article V (as modified by the schedules hereto), Invensys makes no representations or warranties whatsoever to Purchaser and hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any confidential memoranda distributed on behalf of Sellers relating to the Shares or the Metering Business or other publication or data room information provided to Purchaser or its representatives, or any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or representative of Invensys, any Seller or any of their respective Affiliates).  The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would reasonably be expected to result in a Company Material Adverse Effect.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as follows:

6.1                                 Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

6.2                                 Authorization of Agreement.  Purchaser has full corporate power and authority to execute and deliver this Agreement, the Commitment Letters, each Local Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (together with this Agreement, the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Purchaser of this Agreement and each other Purchaser Document has been duly authorized by all necessary corporate action on the part of Purchaser.  This Agreement has been, and each other Purchaser Document will be at or prior to the Closing or Delayed Closing, as the case may be, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3                                 Conflicts; Consents of Third Parties.

(a)                                  None of the execution and delivery by Purchaser of this Agreement and the other Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a default of, or result in the acceleration of payment or performance under any note, bond, mortgage, indenture, license, agreement or other obligation to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) subject to receipt of the consents referred to in Section 6.3(b), violate any statute, rule, regulation or Order of any Governmental Body or Specified Governmental Body by which Purchaser is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement and the other Purchaser Documents.

(b)                                 Except as set forth on Schedule 8.3(b)(i) and Schedule 8.3(b)(ii), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person, Governmental Body or Specified Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the other Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

6.4                                 Litigation.  There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened that are reasonably likely to prohibit or adversely affect the ability of Purchaser to enter into the other Purchaser Documents or consummate the transactions contemplated hereby or thereby.

6.5                                 Investment Intention.  Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof.  Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

6.6                                 Financial Advisors.  Except as set forth on Schedule 6.6, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.  Purchaser shall be responsible for the fees or commissions of any Person listed on Schedule 6.6.

6.7                                 Sufficiency of Funds.  The Commitment Letters are the sole sources of Purchaser’s financing, and, prior to the date hereof, Purchaser has delivered to Sellers true and complete copies of the Commitment Letters.  There have been no amendments or supplements to the Commitment Letters, nor replacements thereof, except as provided for and in accordance with Section 7.14 hereof.

6.8                                 Condition of the Companies and the Subsidiaries.  Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Invensys nor any Seller or any of their respective Affiliates is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Sellers and Invensys in Articles IV and V, respectively, hereof (as modified by the schedules hereto).  Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Sellers and Invensys set forth in Articles IV and V, respectively, hereof (as modified by the schedules hereto).  Purchaser further represents that neither Invensys nor any Seller nor any Affiliate of Invensys or any Seller nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Invensys, any Seller, any Company, any Subsidiary, the Metering Business or each of the transactions contemplated by this Agreement, the other Seller Documents or the Other Invensys Documents not expressly set forth herein or therein, and none of Invensys, the Sellers, any of their respective Affiliates or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives or Purchaser’s use of, any such information, including any confidential memoranda distributed on behalf of Invensys or Sellers relating to the Shares, the Metering Business or other publication or data room information provided to Purchaser or its representatives, or any other document or information in any form provided to Purchaser or its representatives in connection with the sale of the Shares, the Metering Business and each of the transactions contemplated by this Agreement, the other Seller Documents or the Other Invensys Documents.

ARTICLE VII

COVENANTS

7.1                                 Access to Management.  Sellers agree that, prior to the Closing Date, Purchaser shall be permitted access, during normal business hours, for the purpose of confirming information reviewed by Purchaser during the due diligence it has conducted prior hereto, to such officers, employees, consultants, agents, accountants, attorneys and other representatives of the Companies and the Subsidiaries as Sellers may determine in their reasonable discretion.

7.2                                 Conduct of Business Pending the Closing.

(a)                                  Prior to the Closing, except:  (i) as set forth on Schedule 7.2 hereto, (ii) as contemplated by this Agreement, the other Seller Documents or the Other Invensys Documents, (iii) as required by applicable Law, (iv) in connection with the transactions contemplated by Section 7.13 or (v) with the prior written consent of Purchaser, Sellers shall, and shall cause the Companies and the Subsidiaries to (A) conduct the respective businesses of the Companies and the Subsidiaries only in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to (i) preserve the present business operations, organization (including, without limitation, management, employees, agents and the sales force) and goodwill of the Companies and the Subsidiaries and (ii) preserve the present relationship with Persons having business dealings with the Companies and the Subsidiaries including, without limitation, suppliers, customers, landlords and creditors.

(b)                                 Prior to the Closing, except (i) as set forth on Schedule 7.2 hereto, (ii) as contemplated by this Agreement, the other Seller Documents or the Other Invensys Documents, (iii) as required by applicable Law, (iv) in connection with the transactions contemplated by Section 7.13 or (v) with the prior written consent of Purchaser, Sellers shall not, and shall cause the Companies and the Subsidiaries not to:

(i)                                     except as set forth on Schedule 4.10, declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Companies or the Subsidiaries or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities, or other ownership interests in, the Companies or any Subsidiaries;

(ii)                                  transfer, issue, sell or dispose of any shares of capital stock or other securities of any Company or any Subsidiary or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any Company or any Subsidiary;

(iii)                               effect any recapitalization, reclassification, stock split or like change in the capitalization of any Company or any Subsidiary;

(iv)                              amend the certificate of incorporation or by-laws (or comparable instruments) of any Company or any Subsidiary;

(v)                                 except for trade payables and for actions in the ordinary course of business and consistent with past practice, borrow monies for any reason or draw down on any line of credit or debt obligation, or become the guarantor, surety, endorser or otherwise liable for any debt, obligation or liability (contingent or otherwise) of any other Person;

(vi)                              subject to any Lien that will not be removed at or prior to Closing (except for Permitted Exceptions) any of the properties or assets (whether tangible or intangible) of any Company or any Subsidiary;

(vii)                           acquire any properties, assets or equity interests or sell, assign, transfer, convey, lease or otherwise dispose of any of the properties or assets (except for fair consideration in the ordinary course of business consistent with past practice) of any Company or Subsidiary for which the aggregate consideration paid or payable in any individual transaction is in excess of Seven Hundred Fifty Thousand Dollars ($750,000);

(viii)                        (A) grant any material increase in the aggregate compensation of officers and directors of any Company or any Subsidiary or make any general uniform increase in the compensation of employees of the Companies or any Subsidiaries outside the ordinary course of business consistent with past practice, except as required by Contracts existing on the Audited Balance Sheet Date or pursuant to and consistent with existing plans or programs, that have been disclosed to Purchaser, (B) grant any material bonus, benefit or other direct or indirect compensation to any employee, director or consultant of any Company or Subsidiary, except as required by Contracts existing on the Audited Balance Sheet Date that have been disclosed to Purchaser, or (C) enter into any severance, termination, retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other employee benefit plan for the benefit of the officers, directors, and/or employees of any Company or any Subsidiary;

(ix)                                except for transfers of cash pursuant to normal cash management practices, permit any Company or any Subsidiary to make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with Invensys, any Seller or any Affiliate of any Seller or Invensys;

(x)                                   permit any Company or any Subsidiary to enter into or agree to enter into any merger or consolidation with any corporation or other entity;

(xi)                                with respect to any Company or Subsidiary, settle or compromise any Tax Claim, or waive or extend the statute of limitations in respect of any Taxes without the consent of Purchaser, unless (A) in each case doing so would not have a material adverse effect on Purchaser, the Companies and the Subsidiaries or is required by Law or (B) such settlement or compromise of a Tax Claim would reduce or limit, or have the effect of reducing or limiting, the use of any net operating losses, net capital losses or other Tax benefits that are attributable to any Pre-Closing Tax Period and that may be allocated to any Company or any Subsidiary and such settlement or compromise would not otherwise have a material adverse effect on the Purchaser, the Companies and the Subsidiaries;

(xii)                             make or rescind any express or deemed election relating to Taxes of any Company or any Subsidiary if doing so would be inconsistent with past practice, unless doing so would not have a material adverse effect on the Purchaser, the Companies and the Subsidiaries or would be required by applicable Law;

(xiii)                          file or cause to be filed any amended Tax Return with respect to any Company or any Subsidiary or file or cause to be filed any claim for refund of Taxes or amend or cause to be amended any payment of Taxes paid by or on behalf of any Company or any Subsidiary if, in each case, doing so would have a material adverse effect on the Purchaser, the Companies and the Subsidiaries;

(xiv)                         prepare or file any Tax Return of any Company or any Subsidiary inconsistent with past practice in preparing or filing similar Tax Returns in prior periods, except to the extent required by Law;

(xv)                            except in the ordinary course of business or as would not constitute a Company Material Adverse Effect, modify, amend, terminate or fail to renew (to the extent such contract or agreement can be unilaterally renewed any Company or any Subsidiary) any contract or agreement to which any Company or any Subsidiary is a party, or waive, release or assign any material rights or claims thereunder;

(xvi)                         settle or compromise any pending or threatened litigation, except for settlements involving the payment of money and not any equitable relief, which would not, individually or in the aggregate, exceed Seven Hundred Fifty Thousand Dollars ($750,000);

(xvii)                      make any material changes in the type or amount of its insurance coverage;

(xviii)                   adopt or amend any collective bargaining or other labor agreement (with respect to this item Purchaser will not unreasonably withhold, delay or condition its consent); and

(xix)                           agree to take any action prohibited by this Section 7.2.

7.3                                 Employee Matters.

(a)                                  Sellers shall, or shall cause an Affiliate (other than the Companies and the Subsidiaries) to, employ prior to the Closing Date each employee of any Company or any Subsidiary employed in the United States who was absent from active employment on the Closing Date due to long term disability (together with any former employee receiving or eligible to receive severance benefits, an “Inactive Employee”), and such Inactive Employees shall be deemed to have transferred their employment from the Companies and the Subsidiaries to Sellers or any such Affiliate prior to the Determination Time.  The Inactive Employees as of the date hereof are set forth on Schedule 7.3(a).  Purchaser shall not assume any liability with respect to any Inactive Employees or U.S. employees that have been terminated or have retired on or prior to the Closing Date (“Retired Employees”).  Purchaser acknowledges that by purchasing the Shares, it shall, through the Companies and the Subsidiaries, employ all of the employees of the Companies and the Subsidiaries (other than Inactive Employees) at the Determination Time (“Employees”).  All  Employees of the Companies and the Subsidiaries who are actively at work (including Employees on vacation) as of the Determination Time shall continue to be employed by the Companies and Subsidiaries on and after the Closing Date.  All other Employees of the Companies and the Subsidiaries employed in the United States who are not actively at work on the Closing Date due to an approved leave of absence (including active military service), short term disability (including employees on workers’ compensation) or a layoff with active recall rights in place pursuant to the terms of applicable Company or Subsidiary policy or labor agreement (“Approved Absence”), shall continue to be employed by the Companies and the Subsidiaries on and after the Closing Date.  All Employees of the Companies and the Subsidiaries employed outside the United States (“Non-U.S. Employees”) shall continue to be employed on and after the Determination Time by the Companies and the Subsidiaries or become employed by Purchaser (or an Affiliate of Purchaser) on terms and conditions required by and in accordance with the provisions of applicable foreign Law.

(b)                                 For a period of at least twelve (12) consecutive months immediately following the Closing Date, Purchaser agrees to provide, and shall cause the Companies and the Subsidiaries to provide, each Employee with:  (i)  a base salary or wage rate that is not less than his or her base salary or wage rate in effect immediately prior to the Closing Date (or, as applicable, immediately prior to his or her Approved Absence) and (ii) cash incentive opportunity and benefits which, in the aggregate, are substantially similar to the cash incentive opportunity and benefits such employee was receiving immediately prior to the Closing Date, in each case subject to applicable Law or collective bargaining agreements.  Notwithstanding the foregoing, with respect to regular bonus plans sponsored or maintained by Sellers or any of their Affiliates covering any Employees, Sellers and Purchaser acknowledge and agree that (i) Purchaser shall or shall cause the Companies and the Subsidiaries to assume all liabilities and obligations thereunder with respect to such Employees on the same terms and conditions as set forth in such bonus plans and (ii) Sellers shall have no liabilities or obligations whatsoever for any bonuses under such plans with respect to such Employees.

(c)                                  Purchaser agrees to honor, or assume where applicable, and shall cause the Companies and the Subsidiaries to honor, or assume where applicable, the obligations of Sellers, the Companies and the Subsidiaries under the provisions of any employment, retention, severance (whether pursuant to any plan, program or policy of such company or other entity or mandated by Law), indemnification, collective bargaining agreements (including any benefit plans maintained pursuant to such collective bargaining agreements), and “social plans” in each case, between or among any Seller, Company or any Subsidiary and any Employee (all such agreements and plans, other than employment agreements for Non-U.S. Employees, being set forth on Schedule 7.3(c)).  Sellers and Purchaser shall take all steps necessary or appropriate so that, effective immediately following the Closing Date, Purchaser has assumed (i) all obligations and liabilities of Sellers under any employment agreements relating to Employees and (ii) all collective bargaining agreements with respect to the Employees, and neither Sellers nor their Affiliates shall have any further obligation or liability with respect to any such agreements.

(d)                                 Purchaser agrees that, with respect to all of its employee benefit plans, programs and arrangements covering or otherwise benefiting any of the Employees on or after the Closing Date, service with the Companies and the Subsidiaries shall be counted for purposes of eligibility to participate, vesting and level of benefits with respect to vacation and severance, to the same extent such service was counted under the corresponding employee benefit plans, programs, or arrangements of the Companies and the Subsidiaries prior to the Closing Date and, in the case of  Non-U.S. Employees, further to the extent and in the manner provided for under applicable Law, except to the extent that such credit would result in duplication of benefits for such period of service.

(e)                                  As soon as reasonably possible following the Closing Date, Employees other than Non-U.S. Employees with account balances under the Companies DC Plans in the U.S. shall be entitled to request a lump sum distribution of such account balances and, if requested by any such Employee, Purchaser’s DC Plan, shall accept a direct rollover contribution of such account balance pursuant to Code Section 401(a)(31); provided, however, (1) no such distribution or rollover shall be made or accepted to the extent such a distribution or transfer would adversely affect the tax-qualified status of Purchaser’s DC Plan, (2) any such distribution or rollover shall be subject to the otherwise applicable benefit payment rules and procedures under the applicable Company DC Plan, and (3) in no event shall Purchaser’s DC Plan be obligated to accept a direct rollover contribution unless made in cash or a cash equivalent (e.g., check or wire transfer).  Pending such a distribution or in the event such a distribution is not made, such Employees shall be entitled to retain their benefits under the Company DC Plans subject to such rules, procedures and limitations which otherwise apply thereunder to terminated vested participants.  In no event shall there be a direct plan-to-plan transfer between the Company DC Plans and Purchaser’s DC Plan.

(f)                                    Immediately following the Closing Date, Purchaser shall establish and maintain or cause to be established and maintained a new defined contribution plan for the benefit of, or extend or cause to be extended an existing defined contribution plan to, Employees who are eligible to participate in a Company DC Plan as of the Closing Date which plan shall be referred to as “Purchaser’s DC Plan”.  Such Employees shall be entitled to authorize salary reduction or other employee contributions to Purchaser’s DC Plan, to the extent otherwise allowed under such plan, and shall be entitled to receive employer contributions thereunder in accordance with the applicable plan formula.  Prior to Closing, Purchaser shall be entitled to communicate the relevant terms and provisions of Purchaser’s DC Plan to such Employees and provide enrollment and other forms as may be necessary or appropriate to allow such current employees to participate thereunder.

(g)                                 (i)                                     Purchaser shall assume the obligations with respect to the Defined Benefit Plans, the defined contribution plans and all retirement plans required to be assumed by Law as set forth on Schedule 7.3(g).  Effective as of the Closing Date, (1) the defined benefit pension plan sponsored by one or more of the Companies and listed on Schedule 7.3(g) shall be retained by the Sellers (the “Retained Plan”), (2) the Retained Plan shall be frozen and no future benefits shall accrue thereunder, and (3) Purchaser shall establish a defined benefit pension plan substantially identical to the Retained Plan (the “Replacement Plan”), which shall comply with the specifications set forth on Schedule 7.3(g).  Sellers and Purchaser agree to mutually cooperate in satisfying all regulatory requirements with respect to the actions contemplated by this Section 7.3(g).  Seller shall retain all liabilities and obligations with respect to all other plans, programs, and arrangements which provided for retirement income.  Purchaser shall cause each Employee participating in any pension plan (as defined in section 3(2) of ERISA) maintained by Purchaser to become fully vested in any benefits earned under such pension plans effective at Closing.

(ii)                                  Purchaser shall indemnify and hold harmless Invensys and its Affiliates for any and all Losses and liability (without regard to any basket, cap or deductible) relating to, arising from or resulting as a result of any benefits accruing on or after the Closing Date with respect to the collective bargaining agreements set forth on Schedule 4.20(a) (the “CBAs”) and, specifically, any provisions with respect to the furnishing of a pension plan, including benefit accruals resulting from any changes to the CBAs or benefits on or after the Closing Date due to any actions of the Purchaser, including negotiations with respect to changes in the CBAs.  Purchaser and Sellers agree that all benefits accrued under the Retained Plan shall not be increased for any post-Closing Date service, compensation increases, benefit rate increases or changes in the CBAs, provided, however, that service credited under the Replacement Plan shall be counted under the Retained Plan for purposes of determining eligibility for any early retirement subsidies and other retirement type subsidies and all ancillary benefits.

(h)                                 The Sellers shall retain all liability for providing retiree health and life insurance benefits to all Employees and all former employees of the Metering Business entitled to such benefits under any plan, program or arrangement provided by Sellers, the Companies or the Subsidiaries as of the Closing Date.

(i)                                     The treatment of pension and similar benefits of Non-U.S. Employees shall be set forth on Schedule 7.3(i).

7.4                                 Preservation of Records.  Subject to Section 10.6(d)(ii) hereof (relating to the preservation of Tax records), Invensys, Sellers and Purchaser agree that each of them shall preserve and keep the records held by it relating to the business of the Companies and the Subsidiaries (and, in the case of Purchaser, shall cause the Companies and the Subsidiaries to preserve and keep their records) for a period of six (6) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings against or governmental investigations of, Sellers or Purchaser or any of their Affiliates or in order to enable Invensys, Sellers or Purchaser to comply with their respective obligations under this Agreement, the other Seller Documents, the Other Invensys Documents or the Other Purchaser Documents.  In the event Invensys, Sellers, Purchaser, the Companies or the Subsidiaries wishes to destroy such records within six (6) years of the Closing Date, such party shall first give ninety (90) days prior written notice to the others and such other party or parties shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records.

7.5                                 Publicity.  Neither Invensys or its Affiliates, on the one hand, nor Purchaser or its Affiliates, on the other hand, shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, based upon advice of their respective legal counsel, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Purchaser, its Affiliates or Invensys lists securities, provided that, to the extent required by applicable Law, the party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

7.6                                 Intercompany Agreements.  Prior to or at Closing, except (i) with regard to those arrangements provided for in the Transitional Services Agreement and the IT Transitional Agreement, (ii) with regard to the provisions of Section 7.7 hereof, (iii) for Commitments to be supported by back to back letters of credit of Purchaser pursuant to Section 7.12 or (iv) as set forth on Schedule 7.6, each Seller shall, and shall cause each Company and each Subsidiary to, cause all intercompany arrangements and agreements between any Company and/or Subsidiary, on the one hand, and Invensys and/or any of its Affiliates (other than the Companies and Subsidiaries), on the other hand, to be terminated as of the Closing Date, and all obligations thereunder to be cancelled and released.

7.7                                 Use of Name.  Purchaser agrees that it shall cause the Companies and the Subsidiaries to (i) except as otherwise provided in the immediately succeeding sentence, as soon as practicable after the Closing Date and in any event within six (6) months following the Closing Date, cease to use the names “Invensys”, “Siebe”, “BTR” or “IMServ” or any other service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Seller Marks”) in connection with any goods or services made available to the public, (ii) immediately after the Closing, cease to hold itself out as having any affiliation with any Seller or any of their Affiliates and (iii) as promptly as practicable but in no event later than ninety (90) days following the Closing Date, in the case of any Company or any Subsidiary whose name includes the name “Invensys”, Siebe”, “BTR” or “IMServ”, change its corporate name to a name that does not include the name “Invensys”, “Siebe” or “BTR” and make any necessary legal filings with the appropriate Governmental Body or Specified Governmental Body, as the case may be, to effect such change.  In furtherance thereof, as promptly as practicable but in no event later than six (6) months following the Closing Date, Purchaser shall cause the Companies and their Affiliates to remove, strike over or otherwise obliterate all Seller Marks from all materials available to the public and owned by any Company or Subsidiary, including, without limitation, vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials; provided, however, that the Companies or the Subsidiaries may continue to use any domain names owned by a Company or Subsidiary that contain a Seller Mark for a period of up to twelve (12) months for purposes of redirecting Internet traffic to a Web site for the Metering Business; provided, further, that the parties shall negotiate in good faith and enter into a royalty-free license agreement to permit the Companies and the Subsidiaries to use the Seller Marks existing on hard tooling as of the Closing Date for a fixed term of five years following the Closing Date, it being understood that Purchaser shall replace such tooling as promptly as commercially practicable following the Closing Date.

7.8                                 Insurance.

(a)                                  Purchaser acknowledges and agrees that, upon Closing, all insurance coverage provided in relation to the Metering Business pursuant to policies maintained by any Seller or its Affiliates (other than any Company or any Subsidiary) (whether such policies are maintained in whole or in part with third party insurers or with Seller or its Affiliates (other than any Company or any Subsidiary)) shall cease and no further coverage shall be available to any Company or any Subsidiary as an Affiliate under any such policies or programs to the extent that such are “claims made” basis policies but (subject to the terms of any relevant policy) without prejudice to any accrued claims which a Company or a Subsidiary or any Seller or Affiliate (in the latter case in relation to the Metering Business) may have at Closing; provided, that the Metering Business shall retain the benefit of “occurrence” based policies of insurance in relation to events occurring prior to Closing but in respect of which no claim has yet arisen at the time of Closing; it being understood and agreed that the retention by the Metering Business of the benefit of such “occurrence” based policies of insurance shall, to the extent such coverage also exists with respect to Invensys or any of its current or former Affiliates (other than any Company or any Subsidiary), be without prejudice to the rights of Invensys or such other current or former Affiliates (other than any Company or any Subsidiary) to continue to retain the benefit of such “occurrence” based policies of insurance at and after the Closing Date as such policies were in effect on the date prior to the Closing Date.

(b)                                 Purchaser and Sellers agree that any claims made under the insurance policies referred to in Section 7.8(a) in respect of the Metering Business and as to which coverage remains available after Closing shall be administered and collected by Sellers (or by a claims handler appointed by Sellers) on behalf of Purchaser.  Purchaser shall cooperate fully with Sellers to enable Sellers to comply with the requirements of the relevant insurer, and Purchaser shall provide such information and assistance as Sellers may reasonably request in connection with any such claim.  Any monies received by Sellers as a result of such claims shall be paid over to Purchaser, net of all reasonable costs and expenses of recovery (including, without limitation, all reasonable handling and collection charges by any claims handler appointed by Sellers).

(c)                                  With regard to all claims filed or pending in respect of the insurance policies referred to in Section 7.8(a) prior to the Closing Date and relating to the Metering Business and/or the Companies and Subsidiaries, Sellers will be responsible for and will pay all such claims and all Losses relating thereto, without regard to any deductible, but only to the extent that such claims and Losses (i) in the aggregate exceed any specific reserves therefor or (ii) are not reflected in the determination of Working Capital.

(d)                                 With regard to all claims that are incurred but not reported, filed or known relating to medical, health and welfare policies, plans and coverage (but not including, for the avoidance of doubt, worker’s compensation) and attributable to occurrences prior to the Closing Date and relating to the Metering Business and/or the Companies and Subsidiaries, Purchaser will be responsible for and will pay all such claims and all Losses relating thereto, without regard to any deductible or any specific reserves therefor, up to $1,750,000 in the aggregate, and Sellers will be responsible for and will pay all such claims and Losses relating thereto in excess of such $1,750,000.

7.9                                 Reasonable Commercial Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, including (y) in the case of Sellers and Invensys, procuring that the directors of Invensys will, as soon as reasonably practicable, post a circular to the shareholders of Invensys (the “Circular”) containing (A) a notice duly convening the extraordinary general meeting of Invensys contemplated in Section 8.3(a) as soon as reasonably practicable after the date of this Agreement and (B) subject to the fiduciary duties of the directors of Invensys, a recommendation from the directors of Invensys to the shareholders of Invensys to vote in favor of the resolution or resolutions to approve the terms of the transactions contemplated by this Agreement and (z) in the case of Purchaser, giving Sellers such assistance as they shall reasonably require in connection with the preparation of the Circular and any supporting documentation customarily prepared in connection with such a Circular; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Bodies and Specified Governmental Bodies and the making of all necessary registrations and filings, if any (including filings with Governmental Bodies and Specified Governmental Bodies), and the taking of all steps as may be necessary, proper or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Body or Specified Governmental Body, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Body or Specified Governmental Body vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

7.10                           HSR Act Compliance; Foreign Governmental Approvals.  Each of Purchaser, Invensys and Sellers will promptly, and in any event within five (5) Business Days after execution of this Agreement, make all filings or submissions as are required under the HSR Act and, as soon as practicable, and in any event within ten (10) Business Days after execution of this Agreement (or such shorter period of time as is required under applicable Law), make all filings or submissions as are required to obtain all Foreign Governmental Approvals.  For the purposes of this Agreement, the term “Foreign Governmental Approval” means any consent or Order of, with or to any foreign Governmental Body set forth on Schedule 8.3(b)(i) and Schedule 8.3(b)(ii).  Each of Purchaser, Invensys and Sellers will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or to obtain any Foreign Governmental Approval.  Each of Purchaser, Invensys and Sellers will promptly provide the other with drafts and will allow reasonably adequate time for comment by the other party regarding the contents of all communications with any Governmental Body or Specified Governmental Body.  Each of Purchaser, Invensys and Sellers will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them or their representatives, on the one hand, and any Governmental Body, on the other hand, with respect to this Agreement or the transactions contemplated hereby.  Purchaser will, unless expressly prohibited by the relevant Governmental Body, allow persons nominated by Sellers to attend and make oral submissions at all meetings and conference calls with Governmental Bodies.  Without limiting the generality of the foregoing, each of Purchaser, Invensys and Sellers will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Body in connection therewith and shall promptly (i) provide the other with drafts of all submissions setting out the information to be provided to any Governmental Body or Specified Governmental Body with respect to any such inquiry or request and allow reasonably adequate time for comment by the other and (ii) comply with any such inquiry or request.  In addition, each of Purchaser and Sellers will keep the other apprised of the status of any such inquiry or request.  Each party hereto agrees to use its reasonable best efforts to cause a termination of the waiting period under the HSR Act without the entry by a court of competent jurisdiction of an order enjoining the consummation of the transactions contemplated hereby as early a date as possible, and to obtain all Foreign Governmental Approvals.  Without limiting the foregoing, if required by a Governmental Body in connection with obtaining such consent, Purchaser shall be obligated to take or commit to take an Action of Divestiture; provided, however, that Purchaser shall not be required to take or agree to take any Action of Divestiture which would be reasonably likely to materially adversely impact the benefits expected to be derived by Purchaser as a result of the transactions contemplated hereby.  Purchaser will be responsible for the filing fees and charges associated with filings under the HSR Act and in connection with Foreign Government Approvals.

7.11                           Contacts with Suppliers, Employees and Customers.  Subject to Section 7.1 hereof, prior to the Closing Date, without the prior written consent of Sellers, Purchaser shall not contact any suppliers to, employees of, or customers of, any Company or Subsidiary in connection with or pertaining to any subject matter of this Agreement; provided, however, that Purchaser shall be entitled to contact members of senior management in connection with employment arrangements and Purchaser’s financing activities.

7.12                           Invensys Commitments.

(a)                                  On the Closing Date, Purchaser will either (i) cause each Invensys Commitment to be terminated or settled or replaced by an alternative Commitment on terms reasonably satisfactory to Invensys, or (ii) provide Invensys with a letter of credit, guarantee, bank guarantee, indemnity, cash collateral or security on terms reasonably satisfactory to Invensys pending such termination, settlement or replacement of each Invensys Commitment; provided, that Purchaser’s obligation with respect to the foregoing shall be limited to an aggregate amount of $4.4 million of Invensys Commitments.  In the event Purchaser makes the election set forth in the foregoing clause (ii), Purchaser shall (x) prior to the date that is ninety (90) days following the Closing Date, cause each Invensys Commitment to be terminated or settled or replaced by an alternative Commitment on terms reasonably satisfactory to Invensys, and (y) indemnify Invensys, the Sellers and their respective Affiliates for any liabilities or obligations arising as a result of any Invensys Commitments remaining outstanding following the Closing Date.

(b)                                 Schedule 7.12 sets forth a list of the Invensys Commitments as of the date hereof.  Subject to Section 7.12(a), Sellers shall deliver an update to such schedule to Purchaser within five Business Days of the Closing Date.

7.13                           Seller Restructuring Transactions; Capital Expenditures.

(a)                                  Prior to the Closing Date, Sellers agree to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate the transactions set forth on Schedule 7.13(a).

(b)                                 From the date of this Agreement through the Closing, Invensys and Sellers shall cause the Companies and the Subsidiaries to make expenditures which are in the aggregate consistent with the Capital Expenditure Budget set forth on Schedule 7.13(b)(i) hereto, and the Restructuring Expenditure Budget set forth on Schedule 7.13(b)(ii) hereto.

7.14                           Financing.

(a)                                  Purchaser agrees to notify Sellers immediately if, at any time prior to the Closing Date, (i) any Commitment Letter shall expire or be terminated for any reason, (ii) any financing source that is a party to any Commitment Letter notifies Purchaser that such source no longer intends to provide financing to Purchaser on the terms set forth therein, or (iii) for any reason Purchaser no longer believes in good faith that it will be able to obtain any of the financing substantially on the terms described in any Commitment Letter.  Purchaser shall not, and shall not permit any of its Subsidiaries or Affiliates to, without the prior written consent of Sellers, take any action or enter into any transaction, including, without limitation, any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that could reasonably be expected to impair, delay or prevent Purchaser’s obtaining of the financing contemplated by any Commitment Letter.  Purchaser shall not amend or alter, or agree to amend or alter, any Commitment Letter in any manner that would impair, delay or prevent its purchase of the Shares without the prior written consent of Sellers.

(b)                                 If any Commitment Letter shall be terminated or modified in a manner adverse to Purchaser for any reason, Purchaser shall use its reasonable best efforts to obtain, and will provide Sellers with a copy of, a new financing commitment that provides for at least the same amount of financing as such Commitment Letter as originally issued, funding conditions no less favorable than those included in such Commitment Letter as originally issued and other terms and conditions the aggregate effect of which is not materially adverse to the ability of Purchaser to consummate the transactions contemplated hereby in comparison with those terms and conditions contained in such Commitment Letter as originally issued, which extension or new commitment shall include a termination date not earlier than the Outside Date, in each case, as reasonably acceptable to Sellers and Purchaser.  Purchaser shall accept any such new commitment letter if the funding conditions and other terms and conditions contained therein, in the aggregate, are not materially adverse to Purchaser in comparison with those contained in such Commitment Letter as originally issued.

(c)                                  Sellers shall, and shall cause their Affiliates, the Companies and the Subsidiaries to, use commercially reasonable efforts to cooperate with Purchaser (and use commercially reasonable efforts to cause the independent accounting firm retained by Sellers and the Companies to cooperate with Purchaser) in connection with the syndication of the debt financings undertaken by Purchaser in connection with the transactions contemplated hereby and in connection with the preparation of written offering materials used to complete such financings, to the extent information contained therein relates to Invensys, Sellers, the Companies or the Subsidiaries.  Sellers shall use commercially reasonable efforts to provide the Requisite Financial Information in Useable Form at Sellers’ expense as soon as practicable, but in no event later than November 15, 2003.  Sellers shall use commercially reasonable efforts to cause Ernst & Young LLP to provide Purchaser, at Purchaser’s expense, with all opinions, consents and customary comfort letters (including, without limitation, audit reports) with respect to the financial statements of the Companies and the Subsidiaries necessary for inclusion in any offering memoranda prepared in connection with any offering of securities pursuant to

Rule 144A promulgated under the Securities Act, or for the completion of filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), until such time as such financial statements, opinions and consents are no longer required to be included in such filings by the Securities Act, the Securities Exchange Act or the rules and regulations promulgated thereunder.

(d)                                 If an offering of securities pursuant to Rule 144A, the proceeds of which would be used to finance in part the purchase hereunder,  is not completed by the Outside Date, Purchaser shall take all actions required to obtain and effectuate on or prior to the Outside Date the financing contemplated in clause (ii) of the definition of Debt Commitment Letter, subject to the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.3 hereof.

7.15                           Third Party Consents.  Prior to the Closing Date, Purchaser and the Sellers shall cooperate and use their reasonable best efforts in obtaining all approvals, licenses, consents and authorizations necessary from any third party (including any Governmental Body) in connection with the transactions contemplated by this Agreement.

7.16                           Cooperation.  Prior to Closing, Invensys and Sellers will reasonably cooperate with and agree to any changes requested by Purchaser in the structure of the acquisition of the non-U.S. Companies specified on Schedule 7.16, including entering into appropriate amendments to this Agreement, in order to enable Purchaser to obtain a “step up” or “write up” in the tax basis of these components of the Companies or otherwise to obtain a more favorable tax consequence for Purchaser (each a “Purchaser Restructuring Transaction”); provided, however, that (i) Purchaser shall indemnify Invensys, Sellers and their respective Affiliates for any incremental costs and expenses (including, without limitation, Taxes) incurred by Invensys, any Seller, any of their respective Affiliates, any Company or any Subsidiary due to any Purchaser Restructuring Transaction, along with any increase in Tax liability by reason of receipt of such indemnity payment, and (ii) no Purchaser Restructuring Transaction shall cause a delay in the Closing.

7.17                           Delivery of Monthly Financial Statements.  Prior to the Closing, Invensys and Sellers shall deliver to Purchaser financial statements of the Metering Business for each fiscal month ending after June 28, 2003, consisting of a balance sheet as of the end of such month and statements of operations and cash flow for that month and for the portion of the year then ended (the “Monthly Financial Statements”) within fifteen (15) business days after the end of such fiscal month.  The Monthly Financial Statements shall be prepared consistently with past practice for the monthly interim internal reports of the Metering Business.

7.18                           Termination of Rights; Assignment of Certain Agreements and Rights.

(a)                                  Invensys and Sellers agree that, effective as of the Closing, all rights of any Affiliate of Invensys or Sellers to directors’ and officers’ indemnification by or from any of the Companies or Subsidiaries (whether by contract, by-law, law or otherwise) shall be terminated, void, or no effect and unenforceable by them.

(b)                                 At or prior to the Closing, Invensys and Sellers will, and will cause their respective Affiliates to, use their commercially reasonable efforts to transfer and assign to a Company or a Subsidiary all of their right, title and interest in and to all of the Prior Acquisition Agreements and the Prior Environmental Indemnities, including any claims or rights of indemnity thereunder, to the extent relating to the Metering Business.

7.19                           Exclusivity.  None of Invensys, the Sellers or any other direct or indirect Affiliates of Invensys, nor any of their respective representatives shall, except as otherwise permitted or contemplated by this Agreement (a) discuss, negotiate or make any offer or proposal to any third party to, directly or indirectly, (i) sell, issue or otherwise transfer any securities of any Company or any Subsidiary, (ii) sell or otherwise transfer any assets or rights of any Company or any Subsidiary, (iii) effect any recapitalization, refinancing, restructuring, merger, consolidation or other business combination or similar transaction involving any Company or any Subsidiary (any of the foregoing hereinafter referred to as an “Alternative Proposal”), (b) solicit, discuss, negotiate or enter into any agreement with respect to any Alternative Proposal or (c) provide any confidential information to or otherwise promote, assist or encourage, directly or indirectly, any third party in connection with an Alternative Proposal.

7.20                           Assignment and Recordation.  Prior to the Closing Date, Invensys and Sellers shall take all actions and execute all documents necessary to effect the assignments to a Company or Subsidiary of all Intellectual Property listed in Schedule 4.14(a).  Invensys and Sellers shall take all actions and execute all documents necessary to effect the recordations of such assignments as promptly as possible with the appropriate agencies (including the United States Patent and Trademark office) and shall do so prior to the Closing, if practicable, but in any event within such a time in each instance as necessary to meet any applicable statutory deadlines.  Invensys and Sellers shall be responsible for the payment of all payments, charges, fees, taxes and tariffs, if any, levied or payable in connection with such assignments and recordations, and for the costs of all legal services in connection therewith.

7.21                           THAT Corporation License.  Sellers shall use best efforts to execute, prior to the Closing Date, a valid and binding license agreement with THAT Corporation, including a license under U.S. Patent 5,736,846 on the same terms, in all material respects, as those set forth in the Letter of Intent between Invensys Metering Systems – Norton America Inc. and THAT Corporation dated September 16, 2003, a copy of which is included in Schedule 7.20.

7.22                           Transitional Agreements.  At or prior to Closing, Sellers and Invensys shall enter into the Transitional Services Agreement and IT Transitional Agreement on reasonable and customary terms and conditions, including those outlined on Annexes B and D attached hereto.  Both the Transitional Services Agreement and the IT Transitional Agreement shall provide for the provision of transitional services in a manner consistent with the past provision of those services to the Companies and the Subsidiaries and shall otherwise include other customary and appropriate provisions and arrangements reasonably acceptable to Purchaser and Sellers.

7.23                           Information Technology.

(a)                                  Sellers shall reimburse the Companies for all reasonable costs in excess of  Four Million Two Hundred Eighty Thousand Dollars ($4,280,000) directly incurred by Companies in providing an equivalent to the Baseline IT Services during the twelve (12) month period following the Closing Date.

(b)                                 Companies shall notify Sellers in writing within thirty (30) days after the expiry of the twelve (12) month period following the Closing Date (“Companies IT Notice”) of the Companies’ reasonable costs directly incurred in providing the equivalent Baseline IT Services, setting out in reasonable detail the services obtained and reasonable supporting documentation. Internal costs (i.e. those not supported by an external third-party invoice) will be charged at direct labor and material rates.  Sellers shall notify the Companies within thirty (30) days after receipt of the Companies IT Notice whether or not Sellers accept the Companies IT Notice.  If the parties do not reach an agreement on the amount of reasonable costs directly incurred by Companies in providing the equivalent Baseline IT Service within a further thirty (30) day period, then Sellers may apply for a final and binding determination by a mutually agreed independent firm of internationally recognized chartered accountants.  The accountants’ fees shall be shared equally by Sellers and Purchaser.

(c)                                  Sellers shall reimburse the Companies for any reasonable costs or charges incurred by the Companies, and Invensys and Sellers shall not charge the Companies for any services provided by Invensys or Sellers pursuant to the IT Transitional Agreement, to the extent any of the foregoing are associated with transferring (i) Baseline IT Services, (ii) Seller IT Services, (iii) IT Equipment, or (iv) licenses to Invensys Shared Software to the Companies as is reasonably necessary to put the Companies on a standalone basis with respect to the provision of such services and software, including, but not limited to, one-time set up costs such as costs of providing and implementing IT Equipment equivalent to that used by the Metering Business as of the Closing Date.  The Purchaser shall use all commercially reasonable endeavors to assist with the transfer of IMS IT Services, IT Equipment and Invensys Shared Software to the Companies, including without limitation, the provision of any necessary and reasonable guarantees of contractual performance in relation to such services or software and provision of financial or other information as reasonably required by the relevant third party.

(d)                                 Nothing in this Agreement shall require Invensys or the Sellers to pay for any upgrades or enhancements to the IMS IT Services, IT Equipment or Invensys Shared Software as currently used by the Companies, or for transfer of any IMS IT Services, IT Equipment or Invensys Shared Software directly to Purchaser instead of the Companies.  For the avoidance of doubt, Invensys and the Sellers shall not be responsible for any license fees or other ongoing costs for IMS IT Services, IT Equipment or Invensys Shared Software unless provided for in Section 7.23(c) above.

(e)                                  Invensys and Sellers shall use their commercially reasonable endeavors, at Invensys’ and Sellers’ own expense, to assist the Companies in separating the Metering Business from arrangements under which IT Equipment, IMS IT Services or Invensys Shared Software are shared with Invensys, the Sellers or any of their Affiliates, including but not limited to, migrating the Companies to a separate computer network and separate messaging system, in a manner that minimizes disruption to the Metering Business.

(f)                                    In the event of a disaster or other event outside of the reasonable control of the Companies that impacts IMS IT Services, IT Equipment or Invensys Shared Software still under the control of Invensys, the Sellers or any of their respective Affiliates, Invensys and the Sellers shall use reasonable commercial efforts to secure alternative IMS IT Services, IT Equipment or Invensys Shared Software. Companies shall promptly notify Invensys of any such disaster or other material occurrence.

(g)                                 In the event that Purchaser wishes to establish an amended disaster recovery program for the Companies, Sellers shall reasonably cooperate with Purchaser and the Companies in the planning such amended arrangements both before and after the Closing Date to the extent reasonably requested by Purchaser.

(h)                                 To the extent that any of the IBM employees listed in the IT Transitional Agreement have not been transferred to the relevant Company prior to the Closing Date, Purchaser will use best efforts to procure that the relevant Company cooperates fully with IBM, Invensys and the Sellers to ensure a smooth transfer of the relevant IBM employee to the relevant Company in accordance with local practice and legislation.

(i)                                     As used in this Section 7.23, the following terms shall have the following meanings:

(i)                                     “Baseline IT Services” means the IT Services provided by IBM to the Companies in connection with the provision of day to day application and infrastructure support and maintenance during the twelve (12) month period prior to Closing under the GMSA and Country Call Off Agreements, including but not limited to, the IT Services under third party agreements to the extent that they relate to day to day application and infrastructure support and maintenance and were transferred to or managed by IBM on behalf of Invensys, the Sellers or any of their Affiliates.  In addition, any consulting contract to the extent that it deals with the day to day application and infrastructure support and maintenance is included in the definition of Baseline IT Services; any consulting contract  to the extent that it is not  related to the provision of the day to day application and infrastructure support and maintenance is excluded.

(ii)                                  “IMS IT Services” means the Baseline IT Services and the Seller IT Services.

(iii)                               “Invensys Shared Software” means any software used by the Metering Business as of the Closing Date pursuant to an agreement between (i) Invensys, a Seller or another Affiliate of a Company and (ii) a third party.

(iv)                              “IT Equipment” means computers, including mainframes, servers, desktop and laptop personal computers, networks, controllers, modems, communications and telecommunications equipment (e.g., voice, data and video), cables, storage devices, printers, terminals and other peripherals.

(v)                                 “IT Services” means any and all services relating to information technology, including but not limited to, help desk, desktop support, server management, network management, maintenance, IT security, connectivity, telecommunications, disaster recovery, and storage provided in relation to the Metering Business in the 12 months prior to closing.

(vi)                              “Seller IT Services” means any IT Services provided by Invensys, the Sellers or any of their respective Affiliates to the Companies during the 12 months prior to the Closing Date.  For the avoidance of doubt, the Seller IT Services includes any IT Services provided to the Metering Business pursuant to a contract between Invensys, a Seller or one of their Affiliates and a third party, including but not limited to, the communications services provided under contracts with MCI.

7.24                           Cash Subject to Liens.  With respect to any Cash of the Metering Business as of the Closing Date that is excluded from Net Cash because it is subject to a Lien, if such Lien is released within two years of the Closing Date without the requirement to substitute other Cash therefor, then Purchaser shall promptly upon such release make a cash payment to Invensys in the amount of such Cash previously subject to the Lien.  Upon Sellers’ request, Purchaser shall deliver to Sellers a statement of the amount of such Cash, if any, at the time of such request.

7.25                           Intellectual Property.  Prior to the Closing Date, Invensys and Sellers shall reasonably demonstrate to Purchaser that each of the Intellectual Property assets identified by Purchaser to Sellers with a triple asterisk (“***”) as assets which Purchaser believes should be included on Schedule 4.14(a) was not owned by any Company or any Subsidiary, or any Affiliate of any Company, as of the date hereof.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1                                 Conditions Precedent to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of the following conditions (which may be waived in writing by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)                                  The representations and warranties of Sellers and Invensys contained herein shall be true and correct on and as of the Closing Date, except those representations and warranties of Invensys and Sellers that speak of a certain date, which representations and warranties shall have been true and correct as of such date, in each case without giving effect to any materiality qualifications contained in such representations and warranties; provided, however, that this condition shall be deemed satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Company Material Adverse Effect.

(b)                                 Sellers and Invensys shall have performed and complied with their respective obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in all material respects.

(c)                                  Purchaser shall have received the proceeds of the financing transactions contemplated by the Debt Commitment Letter on terms and conditions which, in the aggregate, are not materially adverse to Purchaser as compared to those set forth therein.

(d)                                 Sellers and Invensys shall have delivered to Purchaser a certificate, dated the Closing Date and signed by an officer of each Seller and Invensys, stating that the conditions in Sections 8.1(a) and (b) have been satisfied.

8.2                                 Conditions Precedent to Obligations of Sellers.  The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of the following conditions (which may be waived in writing by Sellers in whole or in part to the extent permitted by applicable Law):

(a)                                  The representations and warranties of Purchaser in this Agreement (i) that are qualified as to materiality shall be true and correct in all respects and (ii) that are not so qualified shall be true and correct in all material respects, at and as of the Closing Date with the same force and effect as though made at and as of the Closing Date (except to the extent that any representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct as of such date).

(b)                                 Purchaser shall have performed and complied with its obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in all material respects.

(c)                                  Purchaser shall have delivered to Sellers a certificate, dated the Closing Date and signed by Purchaser’s chief executive officer and chief financial officer and its corporate secretary, stating that the conditions in Sections 8.2(a) and (b) have been satisfied.

8.3                                 Conditions to Each Party’s Obligations.  The respective obligations of each party to effect the transactions contemplated by this Agreement are subject to the fulfillment (or, in the case of Section 8.3(b)(ii) and Section 8.3(d), deferral in accordance with Sections 8.4 through 8.11), on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by a party in whole or in part to the extent permitted by applicable Law):

(a)                                  The terms of the transactions contemplated by this Agreement shall have been approved at an extraordinary general meeting of the shareholders of Invensys as required by the United Kingdom Listing Rules (the “Class 1 Condition”).

(b)                                 (i) The consents, waivers or approvals of or other authorizations from Governmental Bodies set forth on Schedule 8.3(b)(i) Part I shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and the filings or notifications set forth on Schedule 8.3(b)(i) Part II shall have been made; and (ii) the consents, waivers or approvals of or other authorizations from Governmental Bodies set forth on Schedule 8.3(b)(ii) (the “Specified Governmental Consents”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(c)                                  No Order issued by any Governmental Body (other than a Specified Governmental Body) of competent jurisdiction with valid enforcement authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect.

(d)                                 No Order issued by any Specified Governmental Body of competent jurisdiction with valid enforcement authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect (the “Specified Orders” and, collectively with the Specified Governmental Consents, the “Specified Conditions”).

8.4                                 Specified Conditions.  The parties hereto agree that the Shares of Invensys Metering Systems a.s. may not be transferred on the Closing Date unless the Specified Condition(s) in respect of such Shares have been fulfilled or waived prior to the Closing Date (the “Delayed Shares”).

8.5                                 Delayed Closings.  If any one or more of the Specified Conditions in relation to the Delayed Shares has neither been waived nor fulfilled before the satisfaction or waiver of all other conditions, either Sellers or Purchaser may elect that (a) the date for fulfillment or waiver of such Specified Conditions in relation to the Delayed Shares shall be deferred, whereupon the provisions of Sections 8.6 through 8.11 hereof shall apply in relation to such deferral and to the completion of the transfer of such Delayed Shares (the “Delayed Closing”), and (b) the Closing shall take place in relation to all of the Shares other than the Delayed Shares, with an adjustment to the Purchase Price in the amount allocable to the Delayed Shares as set forth on Schedule 2.5.  In the event that a Subsidiary subject to a Delayed Closing is a Subsidiary of a Company whose Shares are to be transferred at the Closing, the parties hereto agree to cooperate and use their commercially reasonable efforts, which may include the consummation of certain mutually pre-approved internal restructuring transactions, to cause the Delayed Shares of such Subsidiary not to be transferred to Purchaser at the Closing by virtue of the transfer of the Shares of such Company to Purchaser.

8.6                                 Relevant Delayed Closing Date.  In relation to any Delayed Shares, the Delayed Closing shall take place on such date as may be agreed between Purchaser and the relevant Sellers following notification by the relevant Sellers to Purchaser of the fulfillment or waiver (where relevant) of all the outstanding Specified Conditions insofar as they relate to the relevant Delayed Shares (and, in any event, within ten (10) Business Days after such fulfillment or waiver) (the “Relevant Delayed Closing Date”).

8.7                                 Transfer of Delayed Shares.  On the Relevant Delayed Closing Date in respect of any Delayed Shares, completion of the transfer of such Delayed Shares shall take place against payment of the purchase price therefor as determined in accordance with Article II hereof and in accordance with Section 8.8 hereof insofar as it relates to any Delayed Shares and the relevant provisions of this Agreement shall apply to such completion as if the Relevant Delayed Closing Date were the Closing Date.

8.8                                 Continuing Obligation to Transfer.  The Sellers shall, subject to Section 8.11, remain subject to a continuing obligation to transfer any Delayed Shares and the provisions of Section 8.6 shall continue to apply in relation to any Delayed Shares until such time as the Delayed Closing shall have taken place in relation to the relevant Delayed Shares, or the corresponding transfer obligations shall have terminated in accordance with Section 8.11.

8.9                                 Further Assurances; Conduct of Business Subject to Delayed Closing(s).  If Sellers elect to defer the date for fulfillment or waiver of any Specified Condition in respect of any Delayed Shares in accordance with Section 8.5 hereof, then (i) to the extent permitted by applicable Law, such Delayed Shares shall be held, as of and from the Closing Date, by the applicable Seller of such Delayed Shares in trust for Purchaser and the covenants and obligations in respect of the ownership of such Delayed Shares shall be performed by Seller in Purchaser’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account and (ii) except as otherwise contemplated by this Section 8.9, Sellers shall comply with Section 7.2 until the consummation of the Relevant Delayed Closing Date for the Delayed Shares.  Such Seller shall take or cause to be taken at Purchaser’s reasonable expense such actions in its name or otherwise as Purchaser may reasonably request (“Purchaser Requests”) so as to provide Purchaser with the benefits of the ownership of such Delayed Shares and to effect collection of money or other consideration that becomes due and payable in respect of the ownership of such Delayed Shares, and at the relevant Delayed Closing with respect to such Delayed Shares, such Seller shall promptly pay over to Purchaser all money or other consideration received by it with respect to all such Delayed Shares.

8.10                           Delayed Closing Outside Date.  If any Delayed Closing has not taken place in accordance with this Article VIII before the Delayed Closing Outside Date, then Purchaser shall elect at that time either:

(a)                                  to require the relevant Sellers to continue the arrangement then existing in relation to the relevant Delayed Shares on the same basis; or

(b)                                 to terminate the arrangement then existing in relation to the relevant Delayed Shares, in which case such Delayed Shares shall from that time be excluded from the transaction contemplated by this Agreement and the relevant Sellers shall pay to Purchaser an amount in relation to such Delayed Shares equal to the Final Purchase Price allocated to such Delayed Shares plus interest determined by computing simple interest on such aggregate amount from the Closing Date to but excluding the Delayed Closing Outside Date at the rate of interest announced publicly by JPMorgan Chase Bank as its “reference rate” as of the Closing Date (on the basis of a 365-day year).

8.11                           Retention of Delayed Shares.  If Purchaser elects to terminate any arrangement pursuant to Section 8.10(b), Sellers will then be entitled to retain such Delayed Shares and (notwithstanding anything to the contrary contained in the Non-Competition Agreement) to operate the Metering Business conducted by the relevant Companies and Subsidiaries.

ARTICLE IX

DOCUMENTS TO BE DELIVERED

9.1                                 Documents to Be Delivered by Sellers and Invensys.  At the Closing or the Relevant Delayed Closing in relation to any Delayed Shares, Sellers and Invensys shall deliver, or cause to be delivered or made available, to Purchaser the following:

(a)                                  all necessary documents, duly executed where so required, to enable title in all the Shares to pass fully and effectively into the name of Purchaser;

(b)                                 the share certificates (including in relation to any bearer shares) duly endorsed with the name of the Purchaser or its Affiliate or in blank or accompanied by stock transfer powers and with all transfer stamps attached, transfer forms, deeds of transfer or equivalent documents in the relevant jurisdiction in respect of all of the Shares in respect of which certificates were issued or are required by Law to be issued.  If a share certificate or other document required to be provided by this paragraph (b) is, though lawful and effective, unavailable, the relevant Seller shall not be required to deliver such share certificate or document at Closing or the relevant Delayed Closing in relation to any Delayed Shares but instead hereby undertakes to Purchaser to indemnify and hold harmless Purchaser from and against any and all Losses incurred or suffered by Purchaser as a result of such document not being available and shall deliver such share certificate or document to Purchaser as soon as practicable after Closing or the relevant Delayed Closing in relation to any Delayed Shares;

(c)                                  in respect of each Company and each Subsidiary, the certificates of incorporation, common seal (if it exists), by-laws, partnership agreements, operating agreement or equivalent organizational document, certified by the secretary, assistant secretary or equivalent person of the relevant Company or Subsidiary, and the share register and share certificate book (with any unissued share certificates) and all minute books and other statutory books or such equivalent items in the relevant jurisdiction as are kept by such Company or Subsidiary or are required by the Law of the jurisdiction where such Company or Subsidiary is incorporated to be kept by such Company;

(d)                                 a Certificate of Good Standing for each Company and each Subsidiary organized under the laws of one of the United States from the Secretary of State of its state of organization;

(e)                                  a certificate of the secretary, assistant secretary or equivalent Person of each Company and each Subsidiary, certifying resolutions or other action of each such company approving and authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

(f)                                    written resignations in legally binding form of each of the directors and officers of each Company and each Subsidiary resigning their offices, if and to the extent required by Purchaser and except where in the reasonable opinion of Sellers such resignation prior to Closing would prejudice the orderly process of the Closing and the conduct of the business of the relevant Company;

(g)                                 a certification from Invensys Inc. of its non-foreign status that complies with Treasury regulation § 1.1445-2(b)(2);

(h)                                 a copy of the Non-Competition Agreement, duly executed by Invensys;

(i)                                     copies of the Transitional Services Agreement and the IT Transitional Agreement, duly executed by Sellers and their relevant Affiliates; and

(j)                                     the documents, agreements and certificates required under Section 8.1;

(k)                                  a copy of a letters of resignation as auditors of the Company and the Subsidiaries signed by the auditors and complying with s392 Companies Act (or its equivalent in the relevant territory), together with a statement, pursuant to s394 Companies Act (or its equivalent in the relevant territory), acknowledging that there are no circumstances connected with their ceasing to hold office which should be brought to the attention of the members or creditors of the Company or the Subsidiaries;

(l)                                     an irrevocable power of attorney executed by each Seller in favor of the Purchaser, or its nominees, enabling the Purchaser, or its nominees, pending registration of the transfers of the Shares, to exercise all voting and other rights attaching to the Shares and to appoint proxies for that purpose; and

(m)                               copies of the documents, agreements and certificates entered into to effect the Seller Restructuring Transactions contemplated by Section 7.13.

9.2                                 Documents to Be Delivered by Purchaser.  At the Closing, Purchaser shall deliver to Sellers the following:

(a)                                  evidence of the wire transfers referred to in Section 2.4(a);

(b)                                 a copy of the Non-Competition Agreement, duly executed by Purchaser;

(c)                                  a copy of the Transitional Services Agreement and the IT Transitional Agreement, duly executed by Purchaser; and

(d)                                 the documents, agreements and certificates required under Section 8.2.

9.3                                 Share Transfer Requirements.  Schedule 9.3 sets forth certain requirements for the valid transfer of Shares pursuant to this Agreement in each jurisdiction governing the transfer of such Shares.  Each of the Sellers and Purchaser hereby agrees to comply with the provisions set forth in Schedule 9.3 with respect to each jurisdiction governing the transfer of the Shares governed by such jurisdiction.

ARTICLE X

INDEMNIFICATION

10.1                           General Indemnification.

(a)                                  The provisions of this Section 10.1 shall not apply to any Losses based upon, attributable to or resulting from (i) the failure of any representation or warranty contained in Section 4.23 to be true and correct, any Environmental Claim, Environmental Liability or Remedial Action (including the Rockwell Obligations or the Ludwigshafen Contract), any Asbestos Claim or any Predecessor Environmental Liabilities, which shall instead be governed exclusively by the provisions of Section 10.3 or (ii) the failure of any representation or warranty contained in Section 4.11 to be true and correct or Taxes, which shall instead be governed exclusively by the provisions of Section 10.6.  For the avoidance of doubt, Sellers shall have no obligation to indemnify the Purchaser Indemnified Parties (as defined below) for any matter which arises solely due to the Purchaser Restructuring Transactions.

(b)                                 Subject to Sections 10.1, 10.2, 10.4 and 10.5 hereof, from and after the Closing Date, Sellers hereby agree to jointly and severally indemnify and hold Purchaser, the Companies and each of the wholly-owned Subsidiaries (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all Losses based upon, attributable to or resulting from:

(i)                                     the failure of any representation or warranty of Sellers or Invensys set forth in Article IV or V hereof or any representation or warranty contained in any certificate delivered by or on behalf of Sellers or Invensys pursuant to this Agreement, to be true and correct in all respects as of the date made;

(ii)                                  the breach of any covenant or other agreement on the part of Invensys or Sellers under this Agreement;

(iii)                               any matters in respect of the business or assets of Sellers not relating to, or forming part of, the Metering Business;

(iv)                              liabilities imposed upon or assessed under Title IV of ERISA solely as a result of any of the Companies or the Subsidiaries being considered an ERISA Affiliate of Invensys Inc. or any of its Affiliates, including any liabilities under the Retained Plan retained by Sellers pursuant to Section 7.3(g) hereof;

(v)                                 the Seller Restructuring Transactions;

(vi)                              any matter relating to pensions, benefits or welfare plans (including retiree health and medical benefits) in respect of the Companies or the Metering Business attributable to Retired Employees or Inactive Employees on or prior to the Closing Date;

(vii)                           any Retroactive Insurance Adjustments;

(viii)                        the Legal Proceedings described in Item 3 (Minority Shareholder Litigations) under “Rest of World” in Schedule 4.21 and the Legal Proceedings described in Items 1 (Trodden), 2 (Samperio), 3 (W.R. Emmett) and 4 (J.W. Emmett) under “United States” in Schedule 4.25(a), without reduction by any reserves therefor; and

(ix)                                the Legal Proceedings described in Items 2 (Cabacungan), 3 (Ro-Lab American Rubber) and 4 (Healy Building) under “United States” and Item 2 (Brunata) under “Rest of World” in Schedule 4.21 and Item 2 (PolluCom E) under “Rest of World” in Schedule 4.25(a) and in Item 1 (Models 143-80-4 and 143-80-6 Recalls) in Schedule 4.25(b), without reduction by the reserves therefor, but only up to $1,500,000 in the aggregate.

(c)                                  Subject to Sections 10.2, 10.4 and 10.5 hereof, Purchaser hereby agrees to indemnify and hold Sellers and each of their wholly-owned subsidiaries (other than the Companies) harmless from and against any and all Losses based upon, attributable to or resulting from:

(i)                                     the failure of any representation or warranty of Purchaser set forth in Article VI, or any representation or warranty contained in any certificate delivered by or on behalf of Purchaser pursuant to this Agreement, to be true and correct as of the date made;

(ii)                                  the breach of any covenant or other agreement on the part of Purchaser under this Agreement;

(iii)                               any Losses for which Sellers are not indemnifying Purchaser, including any and all Losses arising out of , based upon or relating to Purchaser’s operation of the Metering Business or Purchaser’s ownership of the Shares, in each case, arising after the Closing Date and which do not constitute a breach by Sellers of any representation, warranty, covenant or agreement set forth herein;

(iv)                              any Losses arising out of or relating to the Replacement Plan or Purchaser’s obligations thereunder in accordance with Section 7.3(g) hereof; and

(v)                                 the Purchaser Restructuring Transactions.

10.2                           Limitations on Indemnification for Breaches of Representations and Warranties.

(a)                                  Other than the representations and warranties set forth in Sections 4.3, 4.4, 4.7, 4.11, 4.13, 4.19(i), 4.24 and 6.6 hereof, the indemnifying parties shall not have any liability under Sections 10.1(b)(i) or (c)(i) unless and until the total amount of Losses to the indemnified parties finally determined to arise thereunder based upon, attributable to or resulting from the breach of all representations and warranties, exceeds, in the aggregate, Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Deductible”), and then only to the extent that such Losses exceed the Deductible.

(b)                                 Other than the representations and warranties set forth in Sections 4.3, 4.4, 4.7, 4.11, 4.13, 4.19(i), 4.24 and 6.6 hereof, the indemnifying parties shall not have any liability under Sections 10.1(b)(i) or (c)(i) for any Losses, inclusive of Losses for which the indemnifying parties have liability under Sections 10.1(b)(ix), 10.3(a)(i) and 10.7, in excess of Sixty Five Million Dollars ($65,000,000) (the “Cap”).

10.3                           Indemnification for Environmental Losses.

(a)                                  Sellers hereby agree to jointly and severally indemnify and hold the Purchaser Indemnified Parties harmless from and against any and all Losses arising out of or resulting from (i) any Pre-Closing Environmental Conditions; (ii) any Predecessor Environmental Liability; (iii) any Asbestos Claims; and (iv) any

Environmental Liabilities in respect of the business or assets of Sellers not relating to, or forming part of, the Metering Business.

(b)                                 With respect to any claim for indemnification for Losses arising out of or resulting from any Pre-Closing Environmental Conditions, Sellers shall have no liability for Losses attributable thereto except to the extent that such Losses exceed Six Million Dollars ($6,000,000) (the “Environmental Deductible”).  The Environmental Deductible shall not apply to any claim for indemnification for Losses arising out of Sections 10.3(a)(ii), (iii) or (iv).

(c)                                  Purchaser hereby agrees to assume and perform the Rockwell Obligations to the extent they relate to access to Company Property and performance of all necessary administrative functions as property owner.  All other obligations under the Rockwell Obligations shall remain the sole responsibility of the Sellers, and Sellers hereby agree to jointly and severally indemnify and hold harmless Purchaser from and against any and all Losses relating to the Rockwell Obligations other than those relating to access to Company Property and performance of all necessary administrative functions of the property owner thereunder.  The Environmental Deductible shall not apply to any claim for indemnification for Losses arising out of this Section 10.3(c).

(d)                                 Purchaser Indemnified Parties hereby agree to assume all rights and obligations under the Ludwigshafen Contract.  To the extent that the indemnification from Halbergerhutte GmbH under the Ludwigshafen Contract does not fully indemnify and hold Purchaser Indemnified Parties harmless for all Losses relating to pre-Closing contamination identified in the Ludwigshafen Environmental Report, Sellers hereby agree to jointly and severally indemnify, defend and hold harmless Purchaser Indemnified Parties from and against any and all Losses arising out of or resulting from any Environmental Claim based on or relating to any such pre-Closing contamination; provided, however, that Sellers shall have no liability for Losses attributable thereto except to the extent that such Losses for which indemnification is not received under the Ludwigshafen Contract exceed Three Hundred Thirty-Nine Thousand Dollars ($339,000).  Notwithstanding the foregoing, Purchaser Indemnified Parties shall have no right to indemnification hereunder unless Purchaser Indemnified Parties first diligently pursue the indemnitor under the Ludwigshafen Contract.  The Environmental Deductible shall not apply to any claim for indemnification for Losses arising out of this Section 10.3(d).

(e)                                  Sellers shall be jointly and severally liable for any claim for indemnification (i) for Losses arising out of or resulting from Pre-Closing Environmental Conditions only to the extent written notice of claim is given or any Remedial Action is commenced on or before the fifth anniversary of the Closing; (ii) for Predecessor Environmental Liabilities only to the extent written notice of claim is given or any Remedial Action is commenced on or before the tenth anniversary of the Closing; (iii) for any Losses referred to in Section 10.3(d) only to the extent written notice of claim is given on or before the tenth anniversary of the Closing and (iv) indefinitely for indemnification for Losses referred to in Sections 10.3(a)(iii) or (iv) or 10.3(c).

Purchaser agrees to notify Sellers within thirty (30) days of commencement of any Remedial Action.

(f)                                    In addition to any other terms and limitations on Sellers’ obligation under Section 10.3(a)(i):

(i)                                     Sellers shall have no indemnification obligation under Section 10.3(a)(i) to the extent any such Losses result from an investigation of environmental conditions at any Company Properties involving physically invasive testing procedures, such as soil or groundwater sampling, undertaken by or for the Purchaser Indemnified Parties or any development or redevelopment at any Company Property after the Closing, other than any such investigation (A) required under applicable Environmental Laws, (B) required by any Order, (C) reasonably determined by Purchaser in good faith to be necessary in connection with any bona fide construction, demolition or maintenance activity of infrastructure or buildings (including expansion of any facility) at any Company Property where such reasonably necessary construction, demolition or maintenance or repair does or would reasonably be expected to require access to, or disturbance of, soil or groundwater or (D) approved by Sellers in writing, which approval shall not be unreasonably withheld; provided, that with respect to maintenance activities, Sellers shall not have any liability for costs associated with the removal, abatement or disposal of any Hazardous Materials, the presence of which complied with Environmental Laws as of the Closing, including asbestos-containing building materials or lead-based paint.

(ii)                                  Sellers’ joint and several indemnification obligations under Section 10.3(a)(i) shall be reduced to the extent that, as a result of any reckless or negligent action or omission of Purchaser, the Companies or the Subsidiaries (or their agents) after the Closing, the amount of any Losses are exacerbated; provided however, that Purchaser’s failure to investigate, remediate or abate a Pre-Closing Environmental Condition shall not reduce Sellers’ obligations under Section 10.3(a)(i), unless such investigation, remediation or abatement was required by Environmental Laws.

(iii)                               Sellers shall have no joint and several indemnification obligations under Section 10.3(a)(i) to the extent any Losses result from (x) any decommissioning of, total or partial cessation of operations or activities at any Company Property (other than those located at Beyne-Heusay, Belgium; Potsdam, Bablesburg, Germany; Monterey, Mexico and 10 Dock Street, DuBois, PA; provided that, for the avoidance of doubt, the other provisions of this subsection (f) shall apply to such Company Properties), or (y) any change in use of any Company Property from its current use to any non-industrial use.

(iv)                              In connection with any such Losses, Purchaser shall act (and shall cause the Companies and the Subsidiaries to act) only in a “Commercially Reasonable Manner,” which shall mean the most reasonable cost methods for investigation, remediation, removal, corrective action, containment, monitoring and/or other response action permitted by applicable Environmental Laws determined from the perspective of a reasonable business person acting (without regard to the availability of indemnification hereunder) to achieve compliance with Environmental Laws (it being understood that such Commercially Reasonable Manner shall include, where appropriate, the use of risk-based remedies, institutional or engineering controls, or deed restrictions, provided such controls do not unreasonably interfere with Purchaser’s use of the Company Property for industrial purposes or Purchaser’s ability to conduct operations on the Company Property in the manner conducted as of the Closing).

(g)                                 (i)                                     Purchaser shall control any Remedial Action at any Company Property; provided that such Remedial Action shall be conducted in accordance with the conditions set forth in Section 10.3(f).  Purchaser shall provide Sellers with a reasonable opportunity to review and comment on any proposed plans or reports, work plans or other reports or documents associated with Remedial Action for which Sellers potentially are responsible and Purchaser shall incorporate all reasonable comments of Sellers or Sellers’ environmental professionals.

(ii)                                  Any Environmental Claim shall be governed by the procedures set forth in Section 10.5.

(iii)                               Sellers shall have the right, but not the obligation, to control any Environmental Claim or Remedial Action in respect of Predecessor Environmental Liabilities; provided, in each case, that Sellers shall notify Purchaser within 30 days after receipt of a claim relating to any Predecessor Environmental Liability of its intent to take control of the defense of any such Environmental Claim or the implementation of any Remedial Action.  With respect to Predecessor Environmental Liabilities, to the extent that Purchaser controls the Remedial Action or defends the Environmental Claim, Purchaser shall do so in a Commercially Reasonable Manner.

(iv)                              Any Asbestos Claims shall be governed by the procedures set forth in Section 10.5, except that Sellers shall be obligated to control and defend all Asbestos Claims and any related Legal Proceedings to obtain coverage for Asbestos Claims under existing insurance policies.  In addition, Sellers must provide Purchaser with annual written updates on the status of all Asbestos Claims and the Legal Proceedings to obtain insurance coverage for such claims and make its representatives with knowledge of such matters reasonably available to Purchaser’s representatives to discuss the same.

(h)                                 Sellers shall not have any liability for any Losses in respect of any Pre-Closing Environmental Conditions or referred to in Section 10.3(d) in excess of Twenty-Five Million Dollars ($25,000,000) in the aggregate for all such Losses.  The combined aggregate liability of Sellers with respect to any and all Losses referred to in Sections 10.3(a)(i) through (iv) and Sections 10.3(c) and (d), inclusive with any and all Losses under Section 10.1, shall in no account exceed the Purchase Price.

(i)                                     None of the Sellers shall be liable under this Section 10.3 for the costs of performing routine maintenance or repair, or the replacement, improvement or upgrade of or to any building, structure, plant or equipment (including, without limitation, tanks, pipes, sewers, ditches or drains) at or under any Company Property; except to the extent such activity is undertaken as a necessary part of the operation and maintenance of a Remedial Action.

10.4                           Survival of Representations and Warranties and Covenants.

(a)                                  The representations and warranties of Purchaser and Sellers contained in this Agreement shall survive the Closing solely for purposes of Article X and such representations and warranties shall terminate at the close of business on the date that is eighteen (18) months after the Closing Date; provided, however, that (i) the representations and warranties contained in Sections 4.19 and 4.25 shall terminate on the date that is sixty (60) months after the Closing Date, (ii) the representations and warranties contained in Sections, 4.3, 4.4, 4.7, 4.13, 4.19(i) and 4.24 shall survive the Closing and remain in effect indefinitely; (iii) the representations and warranties contained in Section 4.23 shall terminate as of the Closing; and (iv) the representations and warranties contained in Section 4.11 shall survive the Closing until 90 days after the expiration of the last day on which any Tax may be validly assessed by the Internal Revenue Service or any other Governmental Body or Specified Governmental Body against a Company or a Subsidiary or any of its properties.  Any claim for indemnification with respect to any of such matters which is not asserted by notice containing sufficient detail as to allow the claim to be evaluated (and including the amount of such claim) given as herein provided relating thereto within such specified period of survival may not be pursued and is hereby irrevocably waived after such time.

(b)                                 Unless a specified period is set forth in this Agreement (in which event such specified period will control), the covenants in this Agreement will survive the Closing and remain in effect indefinitely.

10.5                           General Indemnification Procedures.

(a)                                  In the event that any Legal Proceedings shall be instituted or any claim or demand (“Claim”) shall be asserted or threatened by any Person in respect of which payment may be sought under Section 10.1 (regardless of the Deductible or the Cap referred to above), or any Environmental Claim, Predecessor Environmental Liability or Asbestos Claim shall be asserted or threatened by any Person in respect of which payment may be sought under Section 10.3 (regardless of the applicability of the Environmental Deductible or the other limits on indemnification for Environmental Claims, Predecessor Environmental Liability or Asbestos Claims set forth in Section 10.3(g) or (h)), the indemnified party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party.  Such notice shall (i) identify specifically the basis under which indemnification is sought pursuant to Sections 10.1 or 10.3, as applicable, (ii) identify the provision(s) of this Agreement applicable to, and upon which such indemnification claim is based and the facts surrounding the alleged breach or noncompliance by the indemnifying party of such provision(s), to the extent then known and (iii) enclose true and correct copies of any written document furnished to the indemnified party by the Person that instituted the Claim.  The indemnified party shall thereafter provide the indemnifying party reasonable access to the books, records, properties and personnel of the indemnified party as it reasonably requests for the purpose of investigating such Claim; provided, however, that such investigation and examination shall be during regular business hours and under reasonable circumstances.

The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, except that (x) Sellers shall be required to defend against, negotiate, settle or otherwise deal with Asbestos Claims and (y) Purchaser shall be required to defend against, negotiate, settle or otherwise deal with the Claims specified in Section 10.1(b)(ix), provided that Purchaser shall not enter into any such settlement without the prior written consent of Invensys, which consent shall not be unreasonably withheld, conditioned or delayed.  If the indemnifying party is obligated to or elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, it shall within thirty (30) days (or sooner, if the nature of the Claim so requires) notify the indemnified party of its intent to do so and will conduct the defense, negotiation and settlement of such Claim in good faith, in a reasonable manner, and consistent with its past practices; provided, that the indemnifying party shall not settle any such Claim with respect to Predecessor Environmental Liabilities where there is an admission of liability by a Company or Subsidiary without the consent of the Purchaser Indemnified Parties, which consent shall not be unreasonably withheld, conditioned or delayed.  If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder or fails to notify the indemnified party of its election as herein provided, the indemnified party may defend against, negotiate, settle or otherwise deal with such Claim; provided, however, that if the indemnified party defends any Claim under such circumstances, the indemnified party shall not settle any Claim or make any admission of guilt or liability without the consent of the indemnifying party, which consent shall not be unreasonably withheld.  If the indemnifying party shall assume the defense of any Claim, the indemnified party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if so requested by the indemnifying party to participate; provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim; provided, further, that the foregoing shall not apply to Claims relating to Losses indemnified against hereunder pursuant to Section 10.1(b)(iii), (iv) or (vi) or 10.3(a)(ii), (iii) or (iv) defended by Sellers.  With respect to any claim involving (i) equitable relief restricting the operations of the Metering Business, (ii) any criminal liability against Purchaser, any Company or any Subsidiary or (iii) damages which would, together with damages awarded in any prior claims, exceed the applicable ceiling as set forth in Section 10.2(b) or 10.3(h), the indemnifying party shall not settle any Claim or make any admission of guilt without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.  Whichever party defends against, negotiates, settles or otherwise deals with any Claim which relates to any Losses indemnified against hereunder, such party shall promptly supply to the other parties copies of all correspondence and documents relating to or in connection with such Claim and keep the other parties fully informed of all developments relating to or in connection with such Claim (including, without limitation, providing to the other parties, on request, updates and summaries as to the status thereof); provided, however, that the foregoing shall not apply to Claims relating to Losses indemnified against hereunder pursuant to Section 10.1(b)(iii), (iv) or (vi) or 10.3(a)(ii), (iii) or (iv) defended by Sellers.

(b)                                 After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

(c)                                  The failure of the indemnified party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

(d)                                 The Sellers shall not have any liability under this Article IX for any Losses:

(i)                                     except to the extent expressly provided herein, in respect of any fact, matter, event or circumstance to the extent that (A) a reserve has specifically been made for such fact, matter, event or circumstance in the Financial Statements; provided that such reserves shall not apply to any Losses indemnified pursuant to Section 10.3 or, (B) an adjustment has been made to the Initial Purchase Price pursuant to the Adjustment Amount; or

(ii)                                  to the extent that any Claim is attributable to, or such Claim is increased as a result of, any legislation not in force on the date hereof or to any change of Law or any change in rates of Tax, which in each case is not in force on the date hereof.

(e)                                  The provisions of this Section 10.5 shall not apply to any matter relating to Taxes, which shall instead be exclusively governed by Section 10.6.

10.6                           Tax Matters.

(a)                                  Tax Indemnification.

(i)                                     Sellers shall indemnify Purchaser and its Affiliates (including the Companies and the Subsidiaries) and hold them harmless from all liability for (1) Excluded Taxes and (2) any breach of a representation set forth in Section 4.11, except in each case (A) in respect of Taxes described on Schedule 10.6(a)(i) or (B) to the extent Taxes have been taken into account in calculating the adjustments set forth in Section 2.1(ii) through (iv) and the adjustments to the Initial Purchase Price set forth in Section 2.2.  Notwithstanding the foregoing, Sellers shall not indemnify and hold harmless Purchaser and its Affiliates (including the Companies and Subsidiaries) from any liability for (A) Taxes attributable to any action taken on or after the Closing Date by Purchaser, any of its Affiliates (including the Companies and the Subsidiaries) or any transferee of Purchaser or any of its Affiliates (other than any such action expressly required by applicable Law or by this Agreement or pursuant to a legally binding commitment entered into by Sellers, the Companies or the Subsidiaries made before the Closing) (a “Purchaser Tax Act”) or (B) Taxes attributable to a breach by Purchaser of its obligations under this Agreement or (C) the increase in costs and expenses (including, without limitation, Taxes) described in Section 10.6(a)(ii)(6) and (7).

(ii)                                  Purchaser shall, and shall cause the Companies and Subsidiaries to, indemnify Sellers and their Affiliates and hold them harmless from (1) all liability for Taxes of the Companies and the Subsidiaries for any taxable period ending after the Closing Date (except to the extent such taxable period began before the Closing Date, in which case Purchaser’s indemnity will cover only that portion of any such Taxes that are not for the Pre-Closing Tax Period), (2) all liability for the Taxes described on Schedule 10.6(a)(i), (3) any liability for Taxes that have been taken into account in calculating the adjustments set forth in Section 2.1(ii) through (iv) and the adjustments to the Initial Purchase Price set forth in Section 2.2, (4) except as provided in Section 10.6(a)(ii)(6) and (7), liability for 50% of the amount of Transfer Taxes arising from the transactions contemplated by this Agreement, (5) all liability for Taxes attributable to a Purchaser Tax Act or to a breach by Purchaser of its obligations under this Agreement, (6) the increase in costs and expenses (including, without limitation, Taxes) incurred by any Seller, Company, Subsidiary or any of their respective Affiliates over the amount that would have been incurred by any of them had the sale of German Holdco as described in Section 1.2 of this Agreement and the application of the proceeds as described therein not occurred, but Financiere Pollux SA were instead sold owning German Holdco, for the aggregate amount of proceeds attributable to German Holdco and Financiere Pollux SA and (7) the increase in costs and expenses (including, without limitation, Taxes) incurred by any Seller, Company, Subsidiary or any of their respective Affiliates as a result of any Purchaser Restructuring Transaction over the costs and expenses (including, without limitation, Taxes) that would have been incurred had such Purchaser Restructuring Transaction not been undertaken.

(iii)                               In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”):

(1)                                  real, personal and intangible property Taxes (“Property Taxes”) of the Companies and the Subsidiaries allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and

(2)                                  the Taxes (other than Property Taxes) of the Companies or the Subsidiaries allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period.

(b)                                 Procedures Relating to Indemnification of Tax Claims.

(i)                                     If one party is responsible for the payment of Taxes pursuant to Section 10.6(a) (the “Tax Indemnifying Party”), and the other party (the “Tax Indemnified Party”) receives notice of any deficiency, proposed adjustment, assessment, audit, examination, suit, dispute or other claim (a “Tax Claim”) with respect to such Taxes, the Tax Indemnified Party shall promptly notify the Tax Indemnifying Party in writing of such Tax Claim.  If notice of a Tax Claim is not given to the Tax Indemnifying Party within a sufficient period of time to allow such party effectively to contest such Tax Claim, or in reasonable detail to apprise such party of the nature of the Tax Claim, the Tax Indemnifying Party shall not be liable to the Tax Indemnified Party (or any of its Affiliates or any of their respective officers, directors, employees, stockholders, agents or representatives) to the extent that the Tax Indemnifying Party position is actually prejudiced as a result thereof.

(ii)                                  With respect to any Tax Claim, the Tax Indemnifying Party shall assume and control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative proceedings with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund or contest the Tax Claim in any permissible manner; provided, however, that Sellers and Purchaser shall jointly control all proceedings taken in connection with any such Tax Claim if such Tax Claim relates (i) solely to Taxes of a Company or a Subsidiary for a Straddle Period or (ii) to Taxes described on Schedule 10.6(a)(i) for which the Purchaser, Companies or the Subsidiaries are liable and to Taxes for which any Seller or any of its Affiliates is liable.

(iii)                               The Tax Indemnified Party and each of its respective Affiliates shall cooperate with the Tax Indemnifying Party in contesting any Tax Claim, which cooperation shall include the retention and (upon the Tax Indemnifying Party’s request) the provision to the Tax Indemnifying Party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

(iv)                              In no case shall the Tax Indemnified Party, any Company or any Subsidiary or any of their respective officers, directors, employees, stockholders, agents or representatives settle or otherwise compromise any Tax Claim without the Tax Indemnifying Party’s prior written consent.  Neither party shall settle a Tax Claim relating solely to Taxes of a Company or a Subsidiary for a Straddle Period without the other party’s prior written consent, which consent shall not be unreasonably withheld or delayed.  The Tax Indemnifying Party shall not settle a Tax Claim without the consent of the Tax Indemnified Party if such settlement could reasonably be expected to have a material adverse effect on the Purchaser, the Companies and the Subsidiaries in a taxable period beginning after the Closing Date ; provided, however, that no such consent shall be necessary if the settlement of the Tax Claim reduces or limits, or has the effect of reducing or limiting, the use of any net operating losses, net capital losses or other Tax benefits that are attributable to any Pre-Closing Tax Period and that may be allocated to any of the Companies and Subsidiaries and such settlement would not otherwise have a material adverse effect on Purchaser, the Companies and the Subsidiaries.

(c)                                  Responsibility for Preparation and Filing of Tax Returns and Amendments.

(i)                                     For any taxable period of the Companies or the Subsidiaries that includes (but does not end on) the Closing Date, Purchaser shall timely prepare and file with the appropriate authorities all Tax Returns required to be filed and shall pay all Taxes due with respect to such Tax Returns; provided that, with respect to such Tax Returns, (A) Sellers shall reimburse Purchaser for any amount owed by Sellers pursuant to Section 10.6(a)(i), and (B) Purchaser shall reimburse Sellers for any overpayment of Taxes (determined in accordance with Section 10.6(a)(iii)), including by reason of the payment of any estimated Taxes or otherwise, paid by Sellers to the extent such overpayment is not governed by Section 10.6(e).  All such Tax Returns shall be prepared on a basis consistent with past practice.  Purchaser shall furnish such Tax Returns to Sellers for their approval (which approval shall not be unreasonably delayed or withheld) at least twenty (20) days prior to the due date for filing such Tax Returns.

(ii)                                  For any taxable period of the Companies or the Subsidiaries that ends on or before the Closing Date, Sellers shall timely prepare and Purchaser or Sellers, as appropriate, shall timely file with the appropriate authorities all Tax Returns required to be filed.  All such Tax Returns shall be prepared on a basis consistent with past practice.  Purchaser shall timely furnish tax workpapers to Sellers upon request in accordance with Sellers’ past custom and practice.  The Taxes due with respect to such Tax Returns shall be the responsibility of Sellers and/or Purchaser as determined under Section 10.6(a).  Any Tax Return to be filed by Purchaser or a Company or a Subsidiary shall be furnished by Sellers to Purchaser or the appropriate Company or Subsidiary, as the case may be, for signature and filing at least ten (10) days prior to the due date for filing such Tax Return and Purchaser or applicable Company or Subsidiary, as the case may be, shall promptly sign and timely file any such Tax Return, unless (x) such Tax Return reflects a position not previously taken on Tax Returns in prior taxable periods and such position could reasonably be expected to have a material adverse effect on the Purchaser, the Companies and the Subsidiaries in a taxable period beginning after the Closing Date or (y) there is no reasonable basis for the Tax treatment of any material item reported on such Tax Return.  Purchaser and Sellers agree to cause the Companies and the Subsidiaries to file all Tax Returns for the period including the Closing Date on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant taxing authority will not accept a Tax Return filed on that basis.

(iii)                               Sellers shall be responsible for filing any amended consolidated, combined or unitary Tax Returns for taxable years ending on or prior to the Closing Date.  For those jurisdictions in which separate Tax Returns are filed by the Companies or the Subsidiaries, any amended Tax Returns shall be prepared by Sellers and furnished to Purchaser or the Companies or the Subsidiaries, as the case may be, at least twenty (20) days prior to the due date for filing such amended Tax Returns, and Purchaser or applicable Company or Subsidiary, as the case may be, shall promptly sign and timely file any such amended Tax Return, unless (x) such amended Tax Return could reasonably be expected to have a material adverse effect on the Purchaser, the Companies and the Subsidiaries in a taxable period beginning after the Closing Date or (y) there is no reasonable basis for the Tax treatment of any material item reported on such amended Tax Return.

(d)                                 Cooperation.

(i)                                     Each of Sellers, the Companies, the Subsidiaries and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods.

(ii)                                  Such cooperation shall include the retention and, at the time and place mutually agreed upon by the parties, the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, to the extent such information and/or explanation is readily available and within the control of the party to which such request is made.  The responsibility to retain records and information shall include the responsibility to (i) retain such records and information as are required to be retained by any applicable taxing authority and (ii) retain such records and information in machine-readable format where appropriate  (to the extent such records and information are in such format as of the Closing Date) such that the requesting party shall be able to readily access such records and information.  Purchaser and Sellers shall (i) retain all books and records with respect to Tax matters pertinent to each of the Companies and the Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention arrangements entered into with any taxing authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser, or Seller, as the case may be, shall allow the other party to take possession of such books and records at its sole cost and expense.  Any information or explanation obtained pursuant to this Section 10.6(d)(ii) shall be maintained in confidence, except (i) as may be legally required in connection with claims for refund or in conducting or defending any Tax audit or other proceeding, (ii) to the extent the disclosing party provides written permission for such disclosure or (iii) to the extent such information relates to the tax structure or tax treatment of the transactions contemplated by this Agreement.

(iii)                               Sellers shall where appropriate make an application for any UK Company or UK Subsidiary to be excluded with effect from Closing (or if later, the earliest date the relevant Tax Authority will allow) from the VAT group with registration number 242 3380 87.

(iv)                              Sellers shall or shall procure that the entity nominated to discharge the liabilities to UK corporation tax of any of the UK Companies or UK Subsidiaries shall pay to the relevant Tax Authority and apportion or reapportion to the relevant UK Company or UK Subsidiary an amount equal to the full liability to corporation tax for the Pre-Closing Period and shall notify any apportionment or reapportionment to the relevant Tax Authority and send a copy of that notification to the Purchaser.  That apportionment or reapportionment shall be for all purposes treated as the amount of corporation tax paid to the relevant Tax Authority and shall not be adjusted without the consent of the Purchaser.

(v)                                 If not prepared before Closing, Seller shall prepare all necessary joint elections under section 179A UK Taxation of Chargeable Gains Act 1992 or Schedule 29, paragraph 66 Finance Act 2002 to treat all gains arising in any Company or any Subsidiary under section 179 UK Taxation of Chargeable Gains Act or Schedule 29 paragraphs 58 or 60 UK Finance Act 2002 as a result of or by reference to the sale of the Shares under the Agreement as arising in an Affiliate of the Seller other than any Company or any Subsidiary.  Seller or the Affiliate shall sign such joint elections and shall send the signed elections to the Purchaser not later than thirty (30) days before expiry of the time for submission of the joint elections to the relevant Tax Authority.  Purchaser or the relevant Company or Subsidiary shall sign and send the joint elections to the relevant Tax Authority not less than three (3) days before the expiry of the time limit for submission of those joint elections.  Purchaser shall provide a copy of the joint elections to Seller.  Seller and Purchaser shall provide each other with a copy of any response or acknowledgment received from the relevant Tax Authority.

(e)                                  Refunds and Credits.

(i)                                     Any refunds or credits of Taxes of the Companies or the Subsidiaries for any Pre-Closing Tax Period or that are Excluded Taxes shall be for the account of Sellers, other than in each case the Taxes specified on Schedule 10.6(a)(i) paid by any Company or Subsidiary after the Closing Date.  Any refunds or credits of the Companies or the Subsidiaries for any taxable period beginning after the Closing Date shall be for the account of Purchaser.  Any refunds or credits of Taxes of the Companies or the Subsidiaries for any Straddle Period shall be equitably apportioned between Sellers and Purchaser.  To the extent provided in Section 10.6(c)(iii), Purchaser shall, if Sellers so request and at Sellers’ expense, file for and obtain any refunds or credits, or cause the Companies or the Subsidiaries to file for and obtain any refunds or credits, to which Sellers are entitled under this Section 10.6(e).  Purchaser shall permit Sellers to control the prosecution of any such refund claim.

(ii)                                  Purchaser shall cause each Company and Subsidiary to elect, where permitted by applicable Law, to carry forward any Tax asset arising in a taxable period beginning after the Closing Date that would, absent such election, be carried back to a Pre-Closing Tax Period in which the Company or Subsidiary was included in a consolidated, combined or unitary return with Sellers or their Affiliates.

(f)                                    Other Tax Matters.                                            The Sellers agree that Purchaser may make an election under Section 338(g) of the Code with respect to the Shares of any non-U.S. Company.

10.7                           Intellectual Property Indemnity.

(a)                                  Sellers hereby agree to indemnify and hold the Purchaser Indemnified Parties harmless from and against any and all Losses arising out of or resulting from any infringement or other controversy with respect to U.S. Patent 5,736,846, CA Patent 2233879 and MX Patent 9802615, owned by THAT Corporation (the “THAT Patents”).  The Sellers’ indemnification obligations hereunder shall survive until the earlier of the date which is five (5) years from the Closing Date or, in the event that the covenant set forth in Section 7.21 hereof has not been completed as of the Closing Date, the date of execution of a valid and binding license agreement between Purchaser and THAT Corporation, including a license under U.S. Patent 5,736,846.

(b)                                 (x)  Sellers hereby agree to indemnify and hold the Purchaser Indemnified Parties harmless from and against any and all Losses arising out of or resulting from any infringement or other controversy with respect to the German Patent DE 196 51 202 held by ABB Patent GmbH, as such German patent exists as of the Closing Date (the “ABB Patent”).  The Sellers’ indemnification obligations with respect to the ABB Patent shall terminate on the date which is three (3) years after the Closing Date.

(y)  Purchaser hereby agrees to take (and procure the taking of) all procedural steps reasonably necessary to seek the invalidation of the ABB Patent (including, without limitation, all opposition proceedings, revocation proceedings and appeals of first instance decisions to appropriate bodies that it has the legal right to pursue) and, in the event such steps are not successful, Purchaser shall negotiate in good faith with ABB Patent GmbH, in consultation with Invensys, to obtain a license on commercially reasonable terms of the ABB Patent.  For purposes of clarity, Purchaser shall not be obligated under the terms of this paragraph (y) if (1) Purchaser in its sole discretion decides not to seek indemnification under paragraph (b)(x) above, or (2) if the amount of Purchaser’s Losses indemnified by Sellers exceeds the cap specified in paragraph (z) below.

(z)  Sellers shall not have any liability for any Losses with respect to the ABB Patent, in excess of Three Million Dollars ($3,000,000) in the aggregate, and the covered Losses within such amount shall include, without limitation, the following:

(i)                                     any Losses incurred by Purchaser in seeking to invalidate the ABB Patent; provided that Purchaser has taken all reasonable steps to mitigate such Losses; and

(ii)                                  any license fees, royalties or other similar amounts (whether due or paid on an up-front, continuous or other basis) incurred by Purchaser pursuant to any license of the ABB Patent which Purchaser enters into during the three (3) year period following the Closing Date; provided that Purchaser has taken all reasonable steps to minimize such license fees, royalties or other similar amounts.

(c)                                  (x)  Sellers hereby agree to indemnify and hold the Purchaser Indemnified Parties harmless, subject to the limitations set forth in paragraph (c)(y) below, from and against any and all Losses arising out of or resulting from any infringement or other controversy with respect to U.S. Patent 6,437,692 (the “StatSignal Patents”), U.S. Patents 6,227,234, 6,019,398, 6,360,771 (the “PowerSeal Patents”) and German Patents DE 199 03 789 and DE 199 23 932 (the “Hydrometer Patents”).

(y)  Sellers shall not have any liability for any Losses with respect to the StatSignal Patents, PowerSeal Patents and Hydrometer Patents to the extent such Losses are (i) due to activities of the Metering Business after the Closing Date or (ii) exceed One Million Dollars ($1,000,000) in the aggregate.

(d)                                 (x)  Sellers hereby agree to indemnify and hold the Purchaser Indemnified Parties harmless, subject to the limitations set forth in paragraph (d)(y) below, from and against any and all Losses arising out of or resulting from any infringement or other controversy with respect to the DOKOM and INFOMAN trademarks.

(y)  Sellers shall not have any liability for any Losses with respect to the DOKOM and INFOMAN trademarks to the extent such Losses are (i) due to the activities of the Metering Business after the Closing Date or (ii) exceed One Hundred Thousand Dollars ($100,000) in the aggregate.

(e)                                  Sellers hereby agree to indemnify and hold the Purchaser Indemnified Parties harmless from and against any Losses arising out of or resulting from any infringement or other controversy with respect to one or more of German Patents Nos. DE 199 62 333, DE 201 13 365 U1 and DE 198 08 655 (the “German Patents”).  Sellers shall not have any liability for any Losses with respect to any such controversy to the extent such Losses exceed Seventy Five Thousand Dollars ($75,000) with respect to each patent individually or Two Hundred and Twenty Five Thousand Dollars ($225,000) in the aggregate.  The Sellers’ indemnification obligations with respect to the German Patents shall terminate on the date which is two (2) years from the Closing Date.

10.8                           Exclusive Remedies.

(a)                                  The parties hereto agree that their respective remedies under Article X of this Agreement are their exclusive remedies under this Agreement and the Local Agreements from and after the Closing Date, including without limitation, any matter based on the inaccuracy, untruth, incompleteness or breach of any representation or warranty of any party hereto contained herein or therein or based on the failure of any covenant, agreement or undertaking herein or therein (other than a claim for fraud), and the parties hereto hereby waive any claims with respect to any other right of contribution or indemnity available against any indemnifying party hereunder or thereunder in such capacity on the basis of common law, statute or otherwise beyond the express terms of this Agreement; provided, however, that this exclusive remedy for damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement or any Seller Document or Purchaser Document.

(b)                                 Notwithstanding any other provision of this Agreement, the liability for indemnification of any indemnifying party under this Agreement shall not exceed the actual damages of the party entitled to indemnification and shall not otherwise include incidental, consequential, indirect, special, punitive, exemplary or other similar damages (except to the extent awarded to a third party pursuant to a final judgment or settlement approved by Sellers that is otherwise subject to indemnification hereunder).

(c)                                  From and after the Closing Date, neither any Seller nor Invensys shall have any right of contribution against any Company or any Subsidiary or its officers, directors, employees, representatives, consultants or other agents for any amount paid pursuant to this Article X.

10.9                           Adjustments for Insurance and Tax Benefits.  Any indemnification payable in accordance with this Article X shall be net of any (i) amounts actually recovered (after deducting related costs and expenses) or recoverable by the indemnified party for the Losses for which such indemnification payment is made under any insurance policy, warranty or indemnity from any Person other than a party hereto and (ii) Tax benefits actually realized by the indemnified party in respect to any Losses for which such indemnification payment is made.  Tax benefits shall be determined based on positions taken by the Purchaser and the Companies and Subsidiaries on their Tax Returns.  The indemnifying party shall pay the indemnified party if, and to the extent that, any such Tax benefit is finally determined not to have been realized by the indemnified party.  Likewise, in calculating the applicability of any cap limiting indemnification payable in accordance with this Article X, the Losses counted toward such cap shall be reduced by any recoveries received from insurance to which the indemnifying party has access and any Tax benefits of the indemnifying party attributable to such Losses.

10.10                     Treatment of Indemnity Payments.  Invensys, Sellers and Purchaser agree that all indemnification payments made in accordance with this Article X will be treated by the parties as an adjustment to the Final Purchase Price.

10.11                     Duty to Mitigate.  Nothing in this Agreement shall in any way restrict or limit the general obligation at law of any party hereto to mitigate any loss or damage which it may suffer in consequence of any breach by any other parties hereto of the terms of this Agreement or any fact, matter, event or circumstance giving rise to a Claim.

ARTICLE XI

MISCELLANEOUS

11.1                           Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 11.1:

“Accounting Principles” means the financial accounting principles and practices ordinarily used in the preparation of the management accounts of the Metering Business consistent with prior practice, as modified and supplemented by the accounting principles set forth on Schedule 2.3.

“Action of Divestiture” means (i) making proposals, executing or carrying out agreements or submitting to legal requirements imposed by a Governmental Body providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets or the holding separate of Shares or imposing or seeking to impose any limitation on the ability of Purchaser or any of its Subsidiaries, to conduct their respective business or own such assets or the Shares or to acquire, hold or exercise full rights of ownership of the Metering Business or (ii) otherwise taking any step to avoid or eliminate any impediment which may be asserted by a Governmental Body.

“Adjustment Amount” shall have the meaning set forth in Section 2.2.

“Adjustment Statement” shall have the meaning set forth in Section 2.3(b).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person.

“Agreement” shall have the meaning set forth in the first paragraph hereof.

“Approved Absence” shall have the meaning set forth in Section 7.3(a).

“Asbestos Claim” means any accusation, allegation, demand, Legal Proceeding or Order from any Person (other than a Company or a Subsidiary) against a Company or a Subsidiary related to Losses actually or allegedly caused by exposure to asbestos or asbestos containing materials prior to Closing or contained in products manufactured prior to Closing (other than Losses associated with complying with Environmental Laws applicable to asbestos or asbestos–containing materials located in buildings owned or operated by any Company or any Subsidiary).

“Audited Balance Sheet” shall have the meaning set forth in Section 4.8.

“Audited Balance Sheet Date” shall have the meaning set forth in Section 4.8.

“Audited Financial Statements” shall have the meaning set forth in Section 4.8.

“Baseline Working Capital” means $79,842,000.

“BTR Industries” shall have the meaning set forth in the first paragraph hereof.

“Business Day”  means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Cap” shall have the meaning set forth in Section 10.2(b).

“CBA” shall have the meaning set forth in Section 7.3(g)(ii).

“Circular” shall have the meaning set forth in Section 7.9.

“Claim” shall have the meaning set forth in Section 10.5(a).

“Class 1 Condition” shall have the meaning set forth in Section 8.3(a).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Management Accounts” means the reports and schedules identified on Schedule 2.3, in the form set forth therein, generated from the books and records of the Companies as at and for the period ending on the Determination Time, prepared in accordance with the Accounting Principles and on the basis that the Determination Time shall be treated as if it were a normal reporting period end.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Manner” shall have the meaning set forth in Section 10.3(f)(iv).

“Commitment” means any financial commitment or support, including, without limitation, performance bonds, parent company, bank or other guarantees, bid bonds, surety bonds, letters of credit, letters of comfort or similar instruments.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company” and “Companies” shall have the meanings set forth in the first recital hereof.

“Company Material Adverse Effect” means a material adverse effect on the assets, liabilities, business, financial condition, prospects or results of operations of the Companies and the Subsidiaries (taken as a whole) other than an effect resulting from an Excluded Matter.  “Excluded Matters” means any such changes or effects resulting from or relating to one or more of the following: (i) any change generally applicable to participants in any market in which the Companies or the Subsidiaries operate (whether in the United States or internationally), the United States economy as a whole, or the international economy; (ii) earthquakes, acts of war, sabotage or terrorism, military actions or escalation thereof; or (iii) any changes in applicable Laws, regulations or accounting rules.

“Company Plans” shall have the meaning set forth in Section 4.19(a).

“Company Property” and “Company Properties” shall have the meaning set forth in Section 4.12(a).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated July 2, 2003, between Invensys and The Jordan Company, L.P.

“Contract” means any written or oral contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement.

“Debt Commitment Letter” means the binding commitment letter from Credit Suisse First Boston and Goldman Sachs Credit Partners L.P. to Purchaser dated October 21, 2003 to provide (i) $340 million of senior secured credit facilities and (ii) $225 million in aggregate principal amount of Senior Subordinated Increasing Rate Bridge Loans together with any amendments or supplements thereto or replacements thereof obtained by Purchaser from time to time in accordance with Section 7.14 hereof.

“Delayed Closing” shall have the meaning set forth in Section 8.5.

“Delayed Closing Outside Date” means March 31, 2004.

“Delayed Shares” shall have the meaning set forth in Section 8.4.

“Deductible” shall have the meaning set forth in Section 10.2(a).

“Deferred Compensation” means all liabilities for unfunded deferred compensation.

“Defined Benefit Plan” means any Company Plan which provides for retirement benefits, the assets and liabilities of which, by law, must be assumed by Purchaser.

“Defined Benefit Plan Liability” means the projected benefit obligation with respect to the Defined Benefit Plans calculated at the Closing (rolled forward from March 31, 2003 and adjusted for passage of time) at an interest rate of 5.75% per annum and assuming that such Defined Benefit Plans continue and are not terminated.  For purposes of calculating this projected benefit obligation, the same assumptions and methods that were used in calculating the projected benefit obligation as were reported for purposes of Financial Accounting Standards Board Statement No. 87 (“SFAS 87”) by Seller, at March 31, 2003 will be used as set forth on Schedule 11.1(a) hereto, provided, however, that (i) a discount rate of 5.75% shall be used with respect to the German Defined Benefit Plan regardless of the actual discount rate used for purposes of SFAS 87 disclosure at March 31, 2003.  Such projected benefit obligation shall include the reimbursement obligation for increases in pension payments as agreed to between Ludwigshafen and Elster AG.  Such projected benefit obligation shall include the value of any benefit increases provided under the terms of the applicable Defined Benefit Plan or pursuant to the most recent collective bargaining agreements under which the terms of any of the Defined Benefit Plans are determined.

“Determination Time” means 4:00 p.m. (New York time) on the Closing Date.

“Disputed Item” shall have the meaning set forth in Section 2.3(c).

“Employees” shall have the meaning set forth in Section 7.3(a).

“Environmental Claim” means any written accusation, allegation, action, claim, demand or order from any Governmental Body, Specified Governmental Body or any Person (other than a Company or a Subsidiary) against a Company or a Subsidiary alleging noncompliance with or potential liability under Environmental Laws.

“Environmental Deductible” shall have the meaning set forth in Section 10.3(b).

“Environmental Law” means any applicable foreign, federal, state or local Law, Order in effect as of the Closing relating to the protection of the environment or the protection of the health or safety of humans as it relates to environmental protection.

“Environmental Liabilities” shall have the meaning set forth in Section 4.23.

“Environmental Permits” shall have the meaning set forth in Section 4.23.

“Environmental Reports” means the environmental reports set forth on Schedule 11.1(b).

“Equity Commitment Letter” means the binding commitment letter from The Resolute Fund, L.P. to IMS Holdings, Inc. dated October 21, 2003 to invest up to $190 million in the equity securities of IMS Holdings, Inc., together with any amendments or supplements thereto or replacements thereof obtained by Purchaser from time to time in accordance with Section 6.14 hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Net Cash” means Sellers’ estimate of Final Net Cash.

“Estimated Non-Discharged Debt” means Sellers’ estimate of Final Non-Discharged Debt.

“Estimated Working Capital” means Sellers’ estimate of Final Working Capital.

“Excluded Taxes” means any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, (i) for any Taxes of or imposed upon the Companies or the Subsidiaries for any Pre-Closing Tax Period including any liability for Tax as a result of any UK Company or any UK Subsidiary ceasing to be a member of a group of companies (including as a result of this Agreement), (ii) for any Taxes of or imposed upon the UK Companies or the UK Subsidiaries arising from the exercise, assignment, release or cancellation of any right to acquire shares obtained on or before Closing, (iii) as a result of Treasury Regulation §1.1502-6(a) or any similar provision of state, local or foreign law for Taxes of a Seller or any other corporation which has been affiliated with such Seller (other than the Companies or Subsidiaries), (iv) for any Taxes resulting from any of the Seller Restructuring Transactions, (v) for any Tax of any other Person as a successor, by contract or otherwise as a result of being party to any agreement or any express or implied obligation to indemnify any other Person, (vi) except as provided in Section 10.6(a)(ii)(6) and (7), for 50% of the Transfer Taxes arising from the transaction contemplated by this Agreement, and (vii) for any Taxes arising from the transactions contemplated by Section 2.4(c) to the extent not already taken into account in (i) through (vi) above.

“Final Net Cash” means the final determination of Net Cash in accordance with Section 2.3.

“Final Non-Discharged Debt” means the final determination of Non-Discharged Debt in accordance with Section 2.3.

“Final Intercompany Payables” means, in relation to each Company or Subsidiary, the aggregate of all outstanding amounts owed by such Company or Subsidiary to Invensys and/or its Affiliates (other than a Company or a Subsidiary) as of the Determination Time.

“Final Intercompany Receivables” means, in respect of Invensys and its Affiliates, the aggregate of all outstanding amounts owed by Invensys and/or its Affiliates (other than a Company or a Subsidiary) to any Company or Subsidiary as of the Determination Time.

“Final Net Intercompany Amount” shall have the meaning set forth in Section 2.4(c).

“Final Purchase Price” shall have the meaning set forth in Section 2.2.

“Final Working Capital” means the final determination of Working Capital in accordance with Section 2.3.

“Financial Statements” shall have the meaning set forth in Section 4.8.

“Foreign Governmental Approval” shall have the meaning set forth in Section 7.10.

“Foreign Seller” means each Seller that is a foreign person within the meaning of  Section 1445 of the Code.

“Foxboro” shall have the meaning set forth in the first paragraph hereof.

“German Holdco” shall have the meaning set forth in Section 1.2.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private), other than any Specified Governmental Body.

“Hazardous Material” means any substance, material or waste, including special waste, that is characterized, classified or designated under any Environmental Law as hazardous, toxic, pollutant, contaminant, radioactive or words of similar meaning or effect, including without limitation, petroleum and its by-products, asbestos, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means without duplication:  (1) all obligations of the Companies and the Subsidiaries for borrowed money or for the deferred purchase price of property or services (exclusive of deferred purchase price arrangements in the nature of open or other accounts payable owed to suppliers on normal terms in connection with the purchase of goods and services in the ordinary course of business) and all obligations of the Companies and the Subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (2) all capitalized lease obligations of the Companies and the Subsidiaries; (3) net liabilities of the Companies and the Subsidiaries under all hedging obligations; (4) factoring arrangements, (5) whether or not so included as liabilities in accordance with U.S. GAAP, all Indebtedness of the types referred to in clauses (1) through (4) above (excluding prepaid interest thereon) secured by an encumbrance on property owned or being purchased by any Company or any Subsidiary (including Indebtedness arising under conditional sales or other title retention agreements), other than operating leases, whether or not such Indebtedness shall have been assumed by such Company or Subsidiary or is limited in recourse; and (6) all asset financing obligations of the Companies and the Subsidiaries, to the extent capitalized on the balance sheet of the Companies and the Subsidiaries.  For all purposes of this Agreement, Indebtedness shall include the Indebtedness of any partnership or joint venture in which any member of the Companies and the Subsidiaries is a general partner or a joint venturer (to the extent that a member of the Companies and the Subsidiaries is liable for such Indebtedness).  Notwithstanding anything to the contrary contained herein, Indebtedness shall not include any Indebtedness incurred by any Company or Subsidiary in connection with a Purchaser Restructuring Transaction.

“Inactive Employee” shall have the meaning set forth in Section 7.3(a).

“Initial Purchase Price” shall have the meaning set forth in Section 2.1.

“Intellectual Property” means all rights under patent, copyright, trademark, mask work, domain name, trade name, design right or trade secret Law or any other statutory provision or common law doctrine.

“Intellectual Property Liens” means any lien, pledge, mortgage, deed of trust, security interest, option, or any other similar encumbrance.

“Interim Balance Sheet” shall have the meaning set forth in Section 4.8.

“Interim Balance Sheet Date” shall have the meaning set forth in Section 4.8.

“Interim Financial Statements” shall have the meaning set forth in Section 4.8.

“Invensys” shall have the meaning set forth in the first paragraph hereof.

“Invensys Commitment” means a Commitment made by Invensys or any of its Affiliates (other than a Company or a Subsidiary) with respect to the activities (financial or otherwise) of a Company, a Subsidiary or an entity described in Schedule 4.4(b).

“Invensys Holdings” shall have the meaning set forth in the first paragraph hereof.

“Invensys Inc.” shall have the meaning set forth in the first paragraph hereof.

“Invensys International” shall have the meaning set forth in the first paragraph hereof.

“Invensys SA” shall have the meaning set forth in the first paragraph hereof.

“IT Transitional Agreement” means an agreement contemplated by Section 7.22 of this Agreement pursuant to which Sellers shall provide Purchaser certain post-Closing transition services.

“Knowledge of Purchaser” means the actual knowledge of the senior officers of Purchaser or other employees of Purchaser actively involved in the transactions contemplated hereby.

“Knowledge of Sellers” means the actual knowledge of each of the individuals set forth on Schedule 11.1(c).

“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other legally binding requirement.

“Leased Properties” shall have the meaning set forth in Section 4.12(a).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever, including Intellectual Property Liens.

“Local Agreement” means each agreement relating to the sale by Sellers to Purchaser of the Shares of Invensys Metering Systems a.s. and, Invensys Metering Systems Spol Sro and German Holdco.

“Losses” means any and all losses, claims, expenses, damages, judgments, settlements entered into in accordance with Section 10.5, debts, penalties, fines, obligations, interest (including prejudgment interest), costs and expenses (including court costs and reasonable attorneys’ fees and expenses and costs of investigation).

“Ludwigshafen Contract” means that certain notarial share sale agreement relating to the Ludwigshafen, Germany site entered into between Halbergerhutte GmbH, Pont á Mousson S.A. and Pollux Meter Group GmbH, notarized on 31 August 1993 before the notary Hans-Rudolf Ubersax in Basel/Switzerland, No. “A Prot. No. 27” of the notary.”

“Material Contracts” shall have the meaning set forth in Section 4.15.

“Metering Business” means, collectively, the business of all of the Companies and all of the Subsidiaries on a consolidated basis, taken as a single entity.

“Monthly Financial Statements” shall have the meaning set forth in Section 7.17.

“Multiemployer Plan” shall have the meaning set forth in Section 4.19 (a).

“Net Cash” means all Cash of the Metering Business as of the Closing Date, other than Cash subject to any Lien (including restrictions or limits arising due to Tax, capital or repatriation requirements as to Cash); provided, that with respect to Cash restricted due to Tax, such Cash shall be included net of the Taxes payable with respect thereto.

“Non-Competition Agreement” means an agreement in the form of Annex C hereto to be entered into by Purchaser and Invensys on the Closing Date.

“Non-Discharged Debt” means all Indebtedness of the Companies and the Subsidiaries as of the Closing Date, including all accrued and unpaid interest relating thereto.

“Non-U.S. Employees” shall have the meaning set forth in Section 7.3(a).

“Non-U.S. Plans” shall have the meaning set forth in Section 4.19(a).

“Objection Notice” shall have the meaning set forth in Section 2.3(c).

“Operational Software” means any computer program (including, without limitation, all application software, databases, compilations, tool sets, compilers, higher level or proprietary languages, related documentation and materials, whether in source code, object code or human readable form) that is not Product Software.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

“Other Invensys Documents” shall have the meaning set forth in Section 5.2.

“Outside Date” shall have the meaning set forth in Section 3.2(a).

“Owned Property” and “Owned Properties” shall have the meaning set forth in Section 4.12(a).

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance made available to Purchaser or which would be revealed in a search of public records; (ii) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body or Specified Governmental Body, provided that such regulations have not been violated; and (v) such other imperfections in title, charges, easements, restrictions, encumbrances and matters revealed by a plat of survey or which do not materially detract from the value of or materially interfere with the present use of any Company Property subject thereto or affected thereby, or for which a title insurer chosen by Sellers agrees to provide title insurance coverage.

“Person” means any individual, partnership, joint venture, trust, corporation, limited liability entity, unincorporated organization or other entity (including any Governmental Body and Specified Governmental Body).

“Pre-Closing Tax Period” means, with respect to the Companies and Subsidiaries any Tax period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Environmental Conditions” means, with respect to any Company Property, any violation of Environmental Laws or soil or groundwater contamination in excess of concentrations allowed by Environmental Laws applicable to the affected Company Property as a result of the Release of Hazardous Materials at, on or from the Company Property, in each case prior to the Closing.

“Predecessor Environmental Liabilities” means any Environmental Claim arising out of or relating to (a) any condition existing prior to Closing at any real property formerly owned, operated or leased by the Company or the Subsidiaries, which is not a Company Property, or (b) any third party property which received directly or indirectly, f Hazardous Materials that left the possession of any Company or any Subsidiary prior to the Closing, but excluding the migration of Hazardous Materials from any Company Property.

“Prior Acquisition Agreements” means all prior acquisition agreements and arrangements relating to any Company or any Subsidiary that provide for continuing or available indemnities for the benefit of the Metering Business as of the Closing Date.

“Prior Environmental Indemnities” means all prior environmental liability indemnity agreements and arrangements relating to the Company or any Subsidiary that provide for continuing or available indemnities for the benefit of the Metering Business as of the Closing Date.

“Products” means all current commercial products manufactured by the Metering Business.

“Product Software” means all computer programs embodied in Products or used in the manufacture or testing of Products.

“Property Taxes” shall have the meaning set forth in Section 10.6(a)(iii)(1).

“Purchaser” shall have the meaning set forth in the first paragraph hereof.

“Purchaser Documents” shall have the meaning set forth in Section 6.2.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 10.1(b).

“Purchaser Restructuring Transaction” shall have the meaning set forth in Section 7.16.

“Purchaser Requests” shall have the meaning set forth in Section 8.9.

“Purchaser Tax Act” shall have the meaning set forth in Section 10.6(a)(i).

“Real Property Leases” shall have the meaning set forth in Section 4.12(a).

“Relevant Delayed Closing Date” shall have the meaning set forth in Section 8.6.

“Remedial Action” means all actions required by Environmental Laws to clean up, remove, treat or otherwise address any Hazardous Material located at, on or under real property, and shall be limited to those actions conducted in a Commercially Reasonable Manner in accordance with Section 10.3(f)(iv).

“Replacement Plans” shall have the meaning set forth in Section 7.3(g).

 “Requisite Financial Information” means (i) the unaudited combined balance sheet of the Metering Business as of September 30, 2003, (ii) the unaudited combined statements of operations and cash flows of the Metering Business for the six month periods ended September 30, 2003 and 2002, and the fiscal year ended March 31, 2003 and (iii) the Audited Financial Statements.

“Retroactive Insurance Adjustments” means any payments required to be made under the Companies’ workers compensation or property and casualty insurance policies after the Closing, that relate to claims paid or made prior to the Closing.

“Retained Plans” shall have the meaning set forth in Section 7.3(g).

“Retired Employees” shall have the meaning set forth in Section 7.3(a).

“Rockwell Obligations” means the obligations of Sellers under that certain Addendum to Asset Sale Agreement, dated January 10, 1995, by and among BTR Dunlop, Inc., BTR, Inc., BTR North America, Inc., Measurement & Flow Control, Inc., M&FC Property, Inc., M&FC Service Co., Inc., BTR Precision Die Casting, Inc., McCanna, Inc., BTR Valve Sealants, Inc., Equimeter Incorporated, Nordstrom Valves, Inc., Sensus Technologies, Inc., Smith-Blair, Inc., Edward Valves, Inc., Weavexx Corporation, BTR Valves S.A., and Rockwell International Corporation for investigation and remediation costs at or associated with metering sites purchased from Rockwell, including Uniontown, PA; Dubois, PA (Plant 1); DuBois, PA (Plant 2): Russellville, KY; and Texarkana, AK.

“SEC” shall have the meaning set forth in Section 7.14(c).

“Securities Act” shall have the meaning set forth in Section 6.5.

“Securities Exchange Act” shall have the meaning set forth in Section 7.14(c).

“Seller” and “Sellers” shall have the meaning set forth in the first paragraph hereof.

“Seller Documents” shall have the meaning set forth in Section 4.2.

“Seller Marks” shall have the meaning set forth in Section 7.7.

“Seller Restructuring Transactions” shall include (i) the transactions described on Schedule 7.13, and (ii) any other previous corporate restructurings of Invensys entities.

“SFAS 87” shall have the meaning set forth in the definition of “Defined Benefit Plan Liability”

“Shares” shall have the meaning set forth in the first recital hereof.

“Software” means Product Software and Operational Software.

“Specified Conditions” shall have the meaning set forth in Section 8.3(d).

“Specified Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private) of Slovakia.

“Specified Governmental Consents” shall have the meaning set forth in Section 8.3(b)(ii).

“Specified Orders” shall have the meaning set forth in Section 8.3(d).

“Straddle Period” shall have the meaning set forth in Section 10.6(a)(iii).

“Subsidiary” means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by one or more of the Companies (after giving effect to the transactions set forth on Schedule 7.13).

“Tax Claim” shall have the meaning set forth in Section 10.6(b)(i).

“Tax Indemnified Party” shall have the meaning set forth in Section 10.6(b)(i).

“Tax Indemnifying Party” shall have the meaning set forth in Section 10.6(b)(i).

“Tax Return” means all returns, declarations, reports, estimates, information returns, registrations, elections, clearance applications and statements required to be filed in respect of any Taxes.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp duty, stamp duty reserve, stamp duty land, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i), and (iii) “Tax” shall have the correlative meaning any transferee liability in respect of any items described in clauses (i) and/or (ii).

“Technical Staff” means each of the employees of the Companies and Subsidiaries who as part of their job responsibilities are involved in product or service research, engineering, conceptualization, design, testing or similar activities.

“Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software, tools, inventions, creations, trade secrets, improvements, works of authorship, other similar materials, and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein, and all related technology used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Transaction Compensation” means all special, closing or other extraordinary bonus or compensation payable by the Companies or Subsidiaries to officers and employees of the Companies or Subsidiaries in connection with this Agreement and the transactions contemplated hereby.

“Transaction Fees” means all broker, financial and other advisory, legal, tax, accounting, environmental, engineering and other fees, costs, and expenses payable by Invensys, the Sellers, the Companies or the Subsidiaries in connection with this Agreement and the consummation of the transactions contemplated hereby.

“Transfer Taxes” means all sales, use, transfer, intangible, recordation, registration, value added, documentary stamp, stamp duty, stamp duty reserve, stamp duty land or similar Taxes or charges, of any nature whatsoever.

“Transitional Services Agreement” means an agreement contemplated by Section 7.22 of this Agreement pursuant to which Sellers shall provide Purchaser certain post-Closing transition services.

“Unrelated Accounting Firm” shall have the meaning set forth in Section 2.3(d).

“U.S. GAAP” shall have the meaning set forth in Section 4.8.

“Useable Form” means (a) with respect to the Audited Financial Statements, that Ernst & Young LLP shall have completed an audit of such financial statements and such financial statements are in a form appropriate for inclusion in an offering memorandum and comply with the requirements of (i) the representations and warranties set forth in Section 4.8 that apply to the Audited Financial Statements, (ii) Regulation S-X (including, without limitation, that the notes to such financial statements include supplemental consolidating financial information required by Rule 3-10 of Regulation S-X for the periods presented) and (iii) Item 302 of Regulation S-K that the notes to such financial statements include quarterly results for the periods presented, and (b) with respect to the interim historical financial statements included in the Requisite Financial Information, that (i) such financial statements shall have been prepared in accordance with U.S. GAAP (except as required by Rule 10-01 of Regulation S-X) and shall comply with the requirements of Regulation S-X applicable to interim financial statements (including, without limitation, that the notes to such financial statements include supplemental consolidating financial information required by Rule 3-10 of Regulation S-X for the periods presented), and (ii) Ernst & Young shall have completed a SAS 100 review of such financial statements.

“VATA” shall have the meaning set forth in Section 4.11(l).

“Working Capital” shall have the meaning set forth in Schedule 2.3.

11.2                           Other Terms.  Other terms may be defined elsewhere in this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

11.3                           Interpretation; Absence of Presumption.

(a)                                  For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Schedules hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, (vi) unless otherwise specified, all references to any period of days shall be deemed to be to the relevant number of calendar days, (vii) “dollars”, “Dollars” or “$” means United States dollars and (viii) “cash” means dollars in immediately available funds.

(b)                                 This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

11.4                           Expenses.  Except as otherwise provided in this Agreement, Invensys, Sellers and Purchaser shall each bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Companies or the Subsidiaries bear any of such costs and expenses.

11.5                           Further Assurances.  Invensys, Sellers and Purchaser each agree to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

11.6                           Governing Law.  This Agreement shall be governed by and construed exclusively in accordance with the Laws of the State of New York regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.

11.7                           Submission to Jurisdiction; Consent to Service of Process.

(a)                                  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York, City of New York, Borough of Manhattan over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action, or proceeding related thereto shall be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)                                 Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 11.12.

11.8                           Entire Agreement; Amendments and Waivers.  This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreement and the Local Agreements represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  In the event of any conflict among this Agreement, the Confidentiality Agreement and the Local Agreements, this Agreement shall prevail over the Local Agreements and the Confidentiality Agreement, and the Local Agreements shall prevail over the Confidentiality Agreement.

11.9                           Incorporation of Exhibits and Schedules.  The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.  Any information disclosed on any schedule hereto shall be deemed disclosed for all other schedules hereto if, by the nature of the disclosure, a reasonable person would believe that such disclosure should be repeated, regardless of whether a specific cross reference is made.  Any matter disclosed in any section of a schedule shall be deemed disclosed in each section of such schedule, if, by the nature of the disclosure, a reasonable person would believe that such disclosure should be repeated, regardless of whether a specific cross reference is made.

11.10                     Table of Contents and Headings.  The table of contents and section and paragraph headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

11.11                     Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when (i) delivered personally or (ii) mailed by certified or registered mail, return receipt requested, or (iii) sent by FedEx or other nationally recognized express carrier, fee prepaid to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Invensys or any Seller:

c/o Invensys plc
Carlisle Place
London, SWIP 1BX
United Kingdom
Telecopy: 44 207 821 3806
Attn: Company Secretary

With a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attn: Ellen J. Odoner, Esq.
Marita A. Makinen, Esq.
Telecopy: (212) 310-8007
Telephone: (212) 310-8000

If to Purchaser, to:

IMS Meters Holdings, Inc.
c/o The Jordan Company LLC
767 Fifth Avenue
48th Floor
New York, New York 10153
Attn: Jonathan F. Boucher
Telecopy: (212) 755-5263
Telephone: (291) 572-0817

With a copy to:

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019
Attn: James B. Carlson, Esq.
Telecopy: (212) 262-1910
Telephone: (212) 506-2515

11.12                     Severability.  If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

11.13                     Binding Effect; No Third Party Beneficiaries; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement.  No assignment of this Agreement or of any rights or obligations hereunder may be made by either Invensys, Sellers or Purchaser (by operation of Law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, (a) that each party hereto may assign this Agreement and any or all rights or obligations hereunder (including, with respect to Purchaser, to a Purchaser designee pursuant to Section 1.3 hereof) to any Affiliate of such party (b) nothing in this Agreement shall limit Purchaser’s ability to pledge its rights under this Agreement to any institutional lender that provides funds to Purchaser or its Affiliates without the consent of Sellers (provided that Sellers shall be given notice thereof) or Invensys, or (c) following the Closing, the

Purchaser may assign any or all of its rights and obligations to any successor in interest to Purchaser; provided that such successor in interest acquires all or substantially all of the assets or equity of the Companies and the Subsidiaries.  Upon any such permitted assignment or designation, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

11.14                     Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signatures Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER:

IMS METERS HOLDINGS, INC.

By:
Name:
Title:

SELLERS:

INVENSYS INC.

By:
Name:
Title:

INVENSYS INTERNATIONAL HOLDINGS LIMITED

By:
Name:
Title:

BTR INDUSTRIES LIMITED

By:
Name:
Title:

FOXBORO IBERICA SA

By:
Name:
Title:

BTR FRANCE SAS

By:
Name:
Title:

INVENSYS HOLDINGS LIMITED

By:
Name:
Title:

INVENSYS SA (PTY) LTD

By:
Name:
Title:

INVENSYS PLC
Solely for the purposes of Sections 2.4, 3.4(b), Article V, 7.4, 7.5, 7.9, 7.10, 7.13(b), 7.16, 7.17, 7.18, 7.19, 7.20, 7.22, 8.3, 9.1, 10.7(c), 10.9, 11.4, 11.5, 11.7, 11.11, 11.13, 11.14.

By:
Name:
Title:

ANNEX A

TO STOCK PURCHASE AGREEMENT

Companies and Ownership of Shares

Company	Jurisdiction of Authorization	Authorized Shares	Par Value	Issued and Outstanding Shares	Stockholder; Number of Shares Held
BTR Dunlop Holdings (Delaware) Inc.	United States -Delaware	9,000 shares of Common Stock	Common Stock: $1.00 per share par value	1,264 shares of Common Stock	Invensys Inc.; 1,264 shares of Common Stock

		301 shares of Preferred Stock	Preferred Stock: $1.00 per share par value

Invensys Metering Systems a.s.	Slovak Republic	1 collateral share	60,000,000 SKK per collateral share par value	1 collateral share	Invensys International Holdings Limited; 1 collateral share

Invensys Metering Systems Spol Sro	Czech Republic	100,000 CZK	100,000 CZK (Czech limited liability companies note the equity interest only and do not have a concept of share ownership.)	CZK 100,000 equity interest	Invensys International Holdings Limited; CZK 100,000 equity interest

Invensys Metering System sa	Belgium	Not applicable	Euro 25.7 per share par value	60,000 ordinary shares	Invensys International Holdings Limited; 60,000 ordinary shares.

Invensys Energy Metering Ltd.	England	100,000 ordinary shares	£1.00 per ordinary share par value	998 ordinary shares	BTR Industries Limited; 998 ordinary shares.

UGI Global (Sales & Distribution) Ltd.	England	100,000 ordinary shares	£1.00 per ordinary share par value	1,000 ordinary shares	BTR Industries Limited; 1,000 ordinary shares

UGI Global Ltd.	England	100,000 ordinary shares	£1.00 per ordinary share par value	2,000 ordinary shares	BTR Industries Limited; 2,000 ordinary shares

UGI Licensees Ltd.	England	100,000 ordinary shares	£1.00 per ordinary share par value	100 ordinary shares	BTR Industries Limited; 100 ordinary shares

Invensys Metering Systems Ltd.	England	100,000 ordinary shares	£1.00 per ordinary share par value	100 ordinary shares	BTR Industries Limited; 100 ordinary shares

Invensys Metering Systems SA	Spain	40,000 ordinary registered shares	60.0121 Euro per ordinary registered share par value	40,000 ordinary registered shares	Foxboro Iberica SA; 40,000 ordinary registered shares

Invensys Metering Systems South Africa (Pty) Limited	South Africa	1000 ordinary shares	1 Rand per ordinary share par value	1 ordinary share	Invensys SA (Pty) Ltd; 1 ordinary share

Financiere Pollux SA	France	3,335,834 ordinary shares	£15.24, per ordinary share	3,335,834 ordinary shares

BTR France SAS, 3,135,690 ordinary shares; Invensys Holdings Limited, 200,144 ordinary shares; Michael Sengel, 2 ordinary shares; Jean-Luc Peyret, 2 ordinary shares; John Clayton, 2 ordinary shares; Carolyn John, 1 ordinary share; Rachel Spencer, 1 ordinary share